Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

KEMPER CORPORATION,

VULCAN SUB, INC.

and

INFINITY PROPERTY AND CASUALTY CORPORATION

Dated as of February 13, 2018

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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ANNEX AND EXHIBIT INDEX

Annex I	Defined Term Index

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Parent Voting Agreement
Exhibit C	Form of Articles of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 13, 2018 (as amended in accordance with the terms hereof, this “Agreement”), is by and among Kemper Corporation, a Delaware corporation (“Parent”), Vulcan Sub, Inc., an Ohio corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Infinity Property and Casualty Corporation, an Ohio corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have each unanimously approved the merger of Merger Sub with and into the Company with the Company as the Surviving Corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”), whereby each issued and outstanding share (each, a “Company Share” and, collectively, the “Company Shares”) of common stock of the Company, no par value per share (the “Company Common Stock”), other than Appraisal Shares and any Company Shares owned by any Parent Company or any Acquired Company, will be converted into the right to receive the Merger Consideration (subject to any required withholding of Taxes);

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, (a) as an inducement to and condition of Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Persons listed on Schedule I is entering into a voting agreement with Parent, dated as of the date hereof, substantially in the form attached as Exhibit A (collectively, the “Company Voting Agreements”) and (b) as an inducement to and condition of the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Persons listed on Schedule II is entering into a voting agreement with the Company, dated as of the date hereof, substantially in the form attached as Exhibit B (collectively, the “Parent Voting Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the OGCL, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and specified in the OGCL.

(b) At the Effective Time, the Company Charter shall be amended and restated to read as set forth on Exhibit C and shall thereafter be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, hereof and of the other organizational documents of the Surviving Corporation and applicable Law. At the Effective Time, the code of regulations of Merger Sub in effect immediately prior to the Effective Time shall be the code of regulations of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter amended in accordance with the provisions thereof, hereof and of the articles of incorporation of the Surviving Corporation and applicable Law.

Section 1.2 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (such transactions, including the Merger and the Share Issuance, the “Transactions”) will take place at 10:00 a.m., Chicago, Illinois time, on a date to be specified by the parties, such date to be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date (or on such other date as Parent and the Company may agree), the Company and Merger Sub shall cause to be filed with the Secretary of State of the State of Ohio a certificate of merger (the “Certificate of Merger”) executed and acknowledged in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Ohio or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.4 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time and such other individuals as Parent may determine shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and code of regulations and applicable Law.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Company Shares or any shares of capital stock of Merger Sub:

(a) Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.10 per share, of the Surviving Corporation.

(b) Each Company Share that is owned by Parent, Merger Sub, any other direct or indirect wholly owned Subsidiary of Parent or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and no shares of Parent common stock, par value $0.01 per share (“Parent Common Stock”), or other consideration shall be delivered or deliverable in exchange therefor.

(c)

(i) Subject to Section 2.1(c)(ii), Section 2.1(d) and Section 2.2, each issued and outstanding Company Share (in each case, other than Appraisal Shares and Company Shares to be cancelled in accordance with Section 2.1(b)), which immediately prior to the Effective Time will be the only class of capital stock of the Company then outstanding, shall be cancelled and extinguished and automatically converted into the right to receive the following consideration, without interest thereon and subject to any required withholding of Taxes, and such certificated Company Share and the certificate that formerly represented such Company Share (a “Certificate”) or such non-certificated Company Share in book-entry form (“Company Book-Entry Shares”), as the case may be, shall thereafter represent only the right to receive the following consideration, without interest thereon and subject to any required withholding of Taxes (in each case as applicable):

(A) Each Company Share with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Mixed Consideration Electing Share”) and each Non-Electing Company Share shall be converted into the right to receive the combination (which combination shall hereinafter be referred to as the “Mixed Consideration”) of (1) $51.60 in cash (the “Per Share Cash Amount”) and (2) 1.2019 of a share of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”), subject to adjustment in accordance with Section 2.1(c)(ii).

(B) Each Company Share with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Cash Electing Company Share”) shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive in cash, without interest, an amount (rounded to two decimal places) (the “Per Share Cash Election Consideration”) equal to the sum of (1) the Per Share Cash Amount plus (2) the product of the Mixed Election Stock Exchange Ratio multiplied by the Fixed Volume-Weighted Average Price; provided, however, that if (x) the product of the number of Cash Electing Company Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (y) the difference between (I) the product of the Per Share Cash Amount and the total number of Company Shares (other than Appraisal Shares and Company Shares to be cancelled in accordance with Section 2.1(b)) issued and outstanding immediately prior to the Effective Time minus (II) the product of the Per Share Cash Amount and the number of Mixed Consideration Electing Shares (including any Non-Electing Company Shares) (such difference being the “Available Cash Election Amount”), then each Cash Electing Company Share shall be converted into a right to receive (a) an amount of cash (without interest) equal to the product (rounded to two decimal places) of (i) the Per Share Cash Election Consideration and (ii) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (b) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (1) the Exchange Ratio and (2) one (1) minus the Cash Fraction.

(C) Each Company Share with respect to which an election to receive only stock consideration (a “Stock Election”) has been effectively made and not revoked or lost pursuant to Section 2.3 (each, a “Stock Electing Company Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount) into a number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Exchange Ratio”), subject to adjustment in accordance with Section 2.1(c)(ii), equal to (1) the Mixed Election Stock Exchange Ratio plus (2) the quotient (rounded to four decimal places) of the Per Share Cash Amount divided by the Fixed Volume-Weighted Average Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Electing Company Share shall be converted into the right to receive (x) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Stock Electing Company Shares and (y) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product (rounded to four decimal places) of (I) the Exchange Ratio and (II) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (x) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.

(ii) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding Company Shares or the securities convertible into or exercisable for shares of Parent Common Stock or Company Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event.

(iii) The shares of Parent Common Stock to be issued and cash payable upon the conversion of Company Shares pursuant to this Section 2.1(c) and cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e) are referred to herein, collectively, as the “Merger Consideration.”

(d) Notwithstanding anything in this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time, that have not been voted in favor of, or consented to, the adoption of this Agreement and that are held by any Person who is entitled to demand and properly demands appraisal and payment of the fair cash value of such Company Shares pursuant to, and who complies in all respects with, Sections 1701.84 and 1701.85 of the OGCL (“Appraisal Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Appraisal Shares shall be entitled to only such rights as are provided by Sections 1701.84 and 1701.85 of the OGCL with respect to such Appraisal Shares; provided, however, that, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Sections 1701.84 and 1701.85 of the OGCL or if a court of competent jurisdiction shall finally determine that such holder is not entitled to the remedies provided by Sections 1701.84 and 1701.85 of the OGCL with respect to the Appraisal Shares, then the rights of such holder under Sections 1701.84 and 1701.85 of the OGCL with respect to such Appraisal Shares shall cease and such Appraisal Shares shall be deemed to be Mixed Consideration Electing Shares that have been converted as of the Effective Time into, and be deemed to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c)(i)(A), without interest and subject to any required withholding of Taxes. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer or commit to settle, any such demands, or agree to do any of the foregoing.

Section 2.2 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall make available with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, through the Exchange Agent, the full number of shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding Company Shares based on a good faith estimate thereof. Prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent all of the cash necessary to pay the cash portion of the Merger Consideration, and shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. In no event shall Parent be required to issue certificates or scrip, or make any book-entries, representing fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.2(e). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose Company Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass, only upon proper delivery of the Form of Election and any Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and matters relating thereto. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form) which the aggregate number of Company Shares previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.2(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Subject to Section 2.1(d) and the last sentence of Section 2.2(c), until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Stock theretofore represented by such Certificate has been converted pursuant to Section 2.1(c). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate. Notwithstanding anything herein to the contrary, no holder of Company Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant hereto. In lieu thereof, each registered holder of one or more Company Book-Entry Shares shall automatically upon the delivery of a Form of Election (and, in the case of Company Book-Entry Shares held via a depository, upon receipt by the Exchange Agent of any customary transmission or materials required by the Exchange Agent), be entitled to receive, the Merger Consideration. Payment of the Merger Consideration with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered.

(c) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Shares or Company Book-Entry Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until the surrender of such Certificate or (in the case of Company Book-Entry Shares) delivery of a Form of Election (and, in the case of Company Book-Entry Shares held via a depository, upon receipt by the Exchange Agent of any customary transmission or materials required by the Exchange Agent), in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate or (in the case of Company Book-Entry Shares) delivery of a Form of Election (and, in the case of Company Book-Entry Shares held via a depository, upon receipt by the Exchange Agent of any customary transmission or materials required by the Exchange Agent), there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration issued (and paid) in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Company Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Company Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Shares pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. For purposes of this Section 2.2(e), all fractional shares to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled under Section 2.1(c) (or would be entitled but for this Section 2.2(e)) and (ii) an amount equal to the Fixed Volume-Weighted Average Price. The amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock shall be paid by the Exchange Agent, without interest, to the holders of Company Common Stock entitled to receive such cash as soon as practicable after the determination of such amount.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent therefor for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c)(i).

(g) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.2(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(c)(i) in respect of a Company Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Share shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of Company Shares, for exchange in accordance with this Article II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

(j) Parent, the Surviving Corporation or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) or under any provision of U.S. state or local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing authority, such amount deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, and, in the case of any amounts withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the Person in respect of which such deduction or withholding was made.

Section 2.3 Company Election Procedures.

(a) Each Person who, on or prior to the Election Deadline, is a record holder of Company Shares, other than Appraisal Shares and Company Shares to be cancelled in accordance with Section 2.1(b), shall be entitled to specify the number of such holder’s Company Shares with respect to which such holder makes a Cash Election, a Stock Election or a Mixed Election in accordance with the terms hereof.

(b) Parent shall prepare and file as an exhibit to the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance (together with any amendment or supplements thereto, the “Form S-4”) a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. The Form of Election shall specify that delivery shall be effected, and risk of loss and title to any Certificates shall pass, only upon proper delivery of the Form of Election and any Certificates to the Exchange Agent. The Company shall mail the Form of Election with the proxy statement relating to the adoption and approval of this Agreement by the Company’s shareholders and the approval of the Share Issuance by Parent’s stockholders (together with any amendment or supplements thereto, the “Joint Proxy Statement”) to all Persons who are record holders of Company Shares as of the record date for the Company Shareholder Meeting. The Form of Election shall be used by each record holder of Company Shares (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election, a Stock Election or a Mixed Election. In the event that a holder fails to make a Cash Election, a Stock Election or a Mixed Election with respect to any Company Shares held or beneficially owned by such holder by the Election Deadline, then such holder shall be deemed to have made a Mixed Election with respect to those Company Shares (each such Company Share, a “Non-Electing Company Share”). The Company shall use its reasonable best efforts to make the Form of Election available to all Persons who become record holders of Company Shares during the period between the record date for the Company Shareholder Meeting and the Election Deadline.

(c) Any such holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office by 5:00 p.m., New York City, New York time, on the date that is ten (10) Business Days preceding the Closing Date (the “Election Deadline”), a Form of Election properly completed and signed and accompanied by (i) Certificates representing the Company Shares represented by Certificates to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided that such Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery) or (ii) in the case of Company Book-Entry Shares, any documents required by the procedures set forth in the Form of Election. After a Cash Election, a Stock Election or a Mixed Election is validly made with respect to any Company Shares, no further registration of transfers of such Company Shares shall be made on the stock transfer books of the Company, unless and until such Cash Election, Stock Election or Mixed Election is properly revoked.

(d) Parent and the Company shall publicly announce the anticipated Election Deadline at least three (3) Business Days prior to the anticipated Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall, as promptly as reasonably practicable, announce any such delay and, when determined, the rescheduled Election Deadline.

(e) Any Cash Election, Stock Election or Mixed Election may be revoked with respect to all or a portion of the Company Shares subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections, Stock Elections and Mixed Elections shall automatically be revoked if this Agreement is terminated in accordance with Article VII. If a Cash Election or Stock Election is revoked, the Company Shares as to which such election previously applied shall be treated as Mixed Consideration Electing Shares in accordance with Section 2.1(c)(i) unless a contrary election is submitted by the holder within the period during which elections are permitted to be made pursuant to Section 2.3(c).

(f) The determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) shall be conclusive and binding as to whether or not Cash Elections and Stock Elections shall have been properly made or revoked pursuant to this Section 2.3 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Parent and the Company jointly, in the event that the Exchange Agent declines to make the following computation) shall also make all computations contemplated by Section 2.1(c), and absent manifest error this computation shall be conclusive and binding. The Exchange Agent may, with the written agreement of Parent (subject to the consent of the Company, which shall not be unreasonably withheld, delayed or conditioned), make any rules as are consistent with this Section 2.3 for the implementation of the Cash Elections and Stock Elections provided for in this Agreement as shall be necessary or desirable to effect these Cash Elections and Stock Elections.

Section 2.4 Treatment of Company Stock Awards.

(a) As of the Effective Time: (i) each outstanding award of performance share units with respect to Company Common Stock (“Company Performance Share Awards”) granted pursuant to a Company Stock Plan that is outstanding and unvested immediately prior to the

Effective Time shall vest with respect to the target number of Company Shares subject to such Company Performance Share Award (the “Target Share Amount”) and shall be converted into shares of Parent Common Stock, which shall not be subject to any forfeiture restrictions, subject to any required withholding of Taxes (which may be paid with such shares of Parent Common Stock) (provided that any such shares of Parent Common Stock held after payment of required withholding of Taxes shall not be sold or transferred (and shall be restricted from being sold or transferred) prior to the first anniversary of the Closing Date), with the number of such shares of Parent Common Stock determined by multiplying the Target Share Amount by the Exchange Ratio; (ii) each outstanding award of restricted Company Shares (“Company Restricted Shares”) granted pursuant to a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time and held by a non-employee member of the Company Board (“Director Restricted Shares”) shall immediately vest in full and be eligible to receive the Merger Consideration; and (iii) each outstanding award of Company Restricted Shares (other than Director Restricted Shares) that is outstanding and unvested immediately prior to the Effective Time shall be cancelled without any acceleration of vesting in connection with the Transactions, and in exchange Parent shall grant, as soon as practicable following the Closing Date, a number of restricted stock units (“Rollover RSUs”) determined by multiplying the number of cancelled Company Restricted Shares by the Exchange Ratio, with such Rollover RSUs vesting in accordance with any applicable award or other agreement between the recipient of such Rollover RSUs and Parent (or an Affiliate thereof).

(b) Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Purchase Plan and all outstanding rights thereunder as of immediately prior to the Effective Time; provided that from and after the date hereof, the Company shall take all actions necessary to (i) ensure that no new Payroll Deduction Period (as defined in the Company Stock Purchase Plan) commences after the date hereof, (ii) ensure that no new participants are permitted to participate in the Company Stock Purchase Plan and that the existing participants thereunder may not increase their elections with respect to the Payroll Deduction Period in effect on the date hereof (the “Final Payment Period”) and (iii) provide notice to participants describing the treatment of the Company Stock Purchase Plan pursuant to this Section 2.4(b). If the Effective Time occurs during the Final Payment Period, the Final Payment Period shall terminate no later than the day that is ten (10) days prior to the Closing Date, and the Company shall cause the exercise date applicable to the Final Payment Period to accelerate and occur on such termination date with respect to any then-outstanding options. Notwithstanding anything to the contrary herein, (A) the amounts allocated to each participant’s account under the Company Stock Purchase Plan at the end of the Final Payment Period shall be used to purchase whole Company Shares at the applicable price under the Company Stock Purchase Plan for such Final Payment Period, in accordance with the terms of the Company Stock Purchase Plan, which Company Shares shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.1 and (B) as promptly as possible following the purchase of Company Common Stock in accordance with clause (A) above, each participant in the Company Stock Purchase Plan shall be returned the funds, if any, that remain in such Participant’s account after such a purchase.

(c) Prior to the Effective Time, the board of directors of the Company (the “Company Board”) (or an appropriate committee thereof) shall adopt such resolutions as are necessary for the treatment of the Company Performance Share Awards, the Company Restricted Shares and any other outstanding awards under the Company Stock Plans and rights under the Company Stock Purchase Plan (collectively, the “Company Stock Awards and Rights”) as contemplated by this Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III (it being understood that the disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections), or (b) disclosed in the Company SEC Documents (including exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded) (provided, however, that any such disclosures in such Company SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Sections 3.1, 3.2, 3.3, 3.24, 3.25 or 3.26), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1 of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and the jurisdictions in which each Acquired Company is qualified to conduct business. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clause (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the articles of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), the code of regulations of the Company, as amended to the date of this Agreement (as so amended, the “Company Regulations”), and the comparable organizational documents of each Material Company Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Company Subsidiary” means any Subsidiary of the Company that is listed in Section 3.1(b) of the Company Disclosure Letter.

(c) The Company or another Acquired Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Acquired Companies (other than the Company), free and clear of any security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Acquired Companies and equity interests in another Person held by any of the Acquired Companies that consists of less than one percent (1%) of the outstanding capital stock or equivalent equity interests of such Person, no Acquired Company owns, directly or indirectly, any equity interest in any Person or has any obligation to acquire any such equity interest.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock of the Company, no par value per share (the “Company Preferred Stock”). As of the close of business in New York City, New York on February 9, 2018 (the “Specified Time”), (i) 10,935,412 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 10,932,539 Company Shares were held in treasury and (iv) no Company Shares were held by any of the Company’s Subsidiaries.

(b) As of the Specified Time, the Company had no Company Shares or shares of Company Preferred Stock reserved for issuance, except for (i) 598,075 Company Shares reserved for future grants pursuant to the Company Stock Plans and (ii) 923,474 Company Shares reserved for issuance pursuant to the Company Stock Purchase Plan. As of the Specified Time, there were 49,928 Company Shares subject to outstanding Company Performance Share Awards (and, if subject to the achievement of performance criteria and goals, assuming the achievement of performance criteria and goals at target levels). All grants of Company Stock Awards and Rights have been made in all material respects in accordance with the terms of the applicable Company Stock Plan, the applicable requirements of the NASDAQ Stock Market (“NASDAQ”), the Exchange Act and all other applicable Laws. The Company has made available to Parent true, correct and complete copies of all equity plans pursuant to which the Company has granted Company Stock Awards and Rights and the forms of all award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Stock Award and Right outstanding as of the Specified Time: (A) the Company Stock Plan pursuant to which such Company Stock Award and Right was granted; (B) the name of the holder of such Company Stock Award and Right; (C) the type of Company Stock Award and Right; (D) the number of Company Shares subject to such Company Stock Award and Right; (E) the date on which such Company Stock Award and Right was granted; (F) the extent to which such Company Stock Award and Right is vested or converted as of the date of this Agreement and the times and extent to which such Company Stock Award and Right is scheduled to become vested or converted after the date of this Agreement; (G) the performance criteria or goals upon which the vesting or conversion of such Company Stock Award and Right is based; and (H) the impact of the consummation of the Merger on the vesting or conversion of each such Company Stock Award and Right.

(c) As of the date of this Agreement, except for the Company Performance Share Awards referred to in Section 3.2(b) and the related award agreements, there are no authorized, issued, outstanding or existing: (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company; (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; (iii) obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) contingent value rights, phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) other than the Company Voting Agreements, voting trusts, proxies or other agreements or understandings to which the Company or any of its officers or directors is a party with respect to the voting or registration of capital stock of the Company; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the shareholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) Since the Specified Time through the date hereof, the Company has not issued, granted, delivered, sold, pledged, disposed of or encumbered any shares of its capital stock, except in connection with the vesting of Company Restricted Shares and shares subject to Company Performance Share Awards in accordance with the terms of such instruments.

(e) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Shares.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding Company Common Stock entitled to vote thereon (the “Company Shareholder Approval”), to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Shareholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Ohio as required by the OGCL. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are in the best interests of the Company and its shareholders, (iii) directing that this Agreement be submitted to the shareholders of the Company for adoption and (iv) recommending that the Company’s shareholders adopt this Agreement. The Company Board has taken all action so that Parent will not be an “interested shareholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case, as such term is used in Chapter 1704 of the OGCL) as a result of the execution of this Agreement or the consummation of the Transactions in the manner contemplated hereby. The Company Shareholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, the Company Charter, the Company Regulations, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Merger.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Regulations or the comparable organizational documents of any Material Company Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Company Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies (or any properties or assets of any of the Parent Companies, other than the Acquired Companies, following the Effective Time), other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. governmental or regulatory authority (including any stock exchange or self-regulatory organization), agency, court, commission or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the SEC of the Form S-4 and Joint Proxy Statement, (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of NASDAQ and the New York Stock Exchange (the “NYSE”), (v) the filing of an application for the approval of a Statement Regarding the Acquisition of Control, or “Form A” statement, with receipt of the approval of, the Specified Insurance Regulators, (vi) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the OGCL and (vii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or materially impair the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since January 1, 2015 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of

2002 (“SOX”), each as in effect on the date so filed. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Acquired Company (other than the Company) is subject to the periodic reporting requirements of the Exchange Act and no Acquired Company (other than the Company) is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and shareholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents (A) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (B) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and shareholders’ equity for the periods indicated.

(c) Section 3.5(c) of the Company Disclosure Letter sets forth the following statutory financial statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Company Statutory Financial Statements”), as applicable: (i) the audited and unaudited annual statement of each Company Insurance Subsidiary as of and for the annual period ended December 31, 2016, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Company Insurance Subsidiary; and (ii) the audited and unaudited quarterly statements of each Company Insurance Subsidiary as of and for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Company Insurance Subsidiary. The Company Statutory Financial Statements have been prepared in accordance in all material respects with the statutory accounting practices prescribed or permitted by the Insurance Regulator of the jurisdiction in which the applicable Company Insurance Subsidiary is domiciled (“SAP”) and fairly present in all material respects, in accordance with SAP, the statutory financial position, results of operations, assets, liabilities, capital and surplus, changes in statutory surplus and cash flows of the Company Insurance Subsidiary as at the respective dates thereof and for the periods referred to therein.

(d) The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX and, based on the most recent such assessment, concluded that such controls were effective. Since January 1, 2015, the Company has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(e) Since January 1, 2015: (i) the then-acting Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(f) Since January 1, 2015, (i) no Acquired Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any of the Acquired Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in questionable accounting or auditing practices, and (ii) no attorney representing any of the Acquired Companies, whether or not employed by any of the Acquired Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(g) The Company has made available to Parent true, correct and complete copies of all written comment letters from the staff of the SEC received since January 1, 2015 relating to the Company SEC Documents and all written responses of the Company thereto other than with respect to requests for confidential treatment. The Company has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the knowledge of the Company, none of the Company SEC

Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Acquired Companies.

(h) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(i) Section 3.5(i) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of the Acquired Companies’ indebtedness for borrowed money with a principal amount outstanding of greater than $1,000,000 in the aggregate (including any guarantee of any indebtedness of borrowed money of any Person).

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as at January 1, 2017 (or the notes thereto), (b) incurred in the ordinary course of business since January 1, 2017 consistent with past practice, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to the Company’s shareholders and Parent’s stockholders or at the time of the Company Shareholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement and any other documents filed by the Company with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 3.8 Absence of Certain Changes or Events. Since January 1, 2017 through the date of this Agreement, (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (c) there has not been any action taken or not taken that, if taken or not taken after the date hereof and prior to the earlier of the Closing and the termination of this Agreement, would have resulted in a breach of Section 5.1(a) or Section 5.1(b)(i), (ii), (iv), (vi) to (xi), (xv), (xvi), (xx), (xxv) to (xxvii) or (xxix) (in the case of such clause (xxix), solely with respect to the foregoing clauses of Section 5.1(b)).

Section 3.9 Litigation.

(a) (i) Other than claims arising under insurance contracts of any Company Insurance Subsidiary within the ordinary course of business consistent with past practice and that are not part of any class action litigation, there is no suit, claim, action, proceeding, arbitration, mediation, audit, hearing, investigation, civil investigative demand, inquiry or request for documents commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company, any Acquired Company’s properties or assets or any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such), that (A) would reasonably be expected to involve an amount in excess of $1,000,000, (B) seeks or imposes any material injunctive relief, (C) was commenced by a Governmental Entity or (D) individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect and (ii) no Acquired Company nor any of its properties or assets nor any Acquired Company’s present or former officers, directors or, to the knowledge of the Company, representatives (in their capacities as such) is subject to any material judgment, order, injunction, ruling or decree of any Governmental Entity.

(b) There is no Action pending or, to the knowledge of the Company, threatened against any Acquired Company, by a private party or Governmental Entity, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 3.10 Compliance with Laws; Permits.

(a) The Acquired Companies are in, and at all times since January 1, 2015, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2015, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and, at all times since January 1, 2015, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78a et seq. (1997 and 2000)) and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”) and none of the Acquired Companies nor any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country; (iii) made any payment to any policyholder, Company Agent or supplier, or to any officer, director, partner, employee or agent of any such policyholder, Company Agent or supplier, for the unlawful sharing of fees to any such policyholder, Company Agent or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges; (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such policyholder, Company Agent or supplier or any such officer, director, partner, employee or agent; or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any other country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and, at all times since January 1, 2015, have been in, compliance in all material respects with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of the Company, threatened claims or investigations by any Governmental Entity of potential violations against any of the Acquired Companies with respect to export activity or export licenses that, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) The Acquired Companies have in effect all permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. All Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) no Permit of any Acquired Company has been revoked, suspended, terminated or impaired in any manner since January 1, 2015 and (ii) no Acquired Company is the subject of any pending or, to the knowledge of the Company, threatened Action seeking the revocation, suspension, termination or impairment of any Permit of any Acquired Company.

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise) under which any current or former employee, director or independent contractor of any of the Acquired Companies has any present or future right to benefits or for which any of the Acquired Companies has any current or future potential liability (including contingent liability) to or on behalf of any current or former employee, officer, director or independent contractor of any of the Acquired Companies (including an obligation to make contributions). With respect to each Company Plan, the Company has made available to Parent a true, correct and complete copy thereof and, to the extent applicable: (i) all plan documents, including all amendments; (ii) all related trust agreements or other funding instruments, insurance contracts and material administrative contracts; (iii) the most recent determination or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan; (iv) the current summary plan description and other equivalent written communications by the Company to their respective employees concerning the extent of the benefits provided under each Company Plan, including any summaries of material modifications; (v) audited financial reports and Forms 5500 (including all schedules thereto), as filed, for the most recent plan year; (vi) all material correspondence with any Governmental Entity relating to any Action or potential Action involving a Company Plan; and (vii) any discrimination, coverage or similar annual tests performed during the three (3) most recent plan years.

(b) With respect to the Company Plans:

(i) each Company Plan has been established and administered in all material respects in accordance with its terms and in material compliance with ERISA, the Code and all other applicable Laws, including all filing and disclosure requirements, and no material non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or any accumulated funding deficiency, as defined in Section 302 of ERISA or Section 412 of the Code, has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan and any applicable Laws have been timely made and all obligations in respect of each Company Plan as of the date hereof (including all premiums, fees and administrative expenses required to be paid under or in connection with each Company Plan) have been accrued and reflected in the Company’s financial statements to the extent required by GAAP applied on a consistent basis;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that would reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or, to the knowledge of the Company, threatened, relating to any of the Company Plans or to the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits), nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions;

(iv) to the knowledge of the Company, each Company Plan which is a nonqualified deferred compensation plan within the meaning of, and subject to, Section 409A of the Code has been at all times administered, operated and maintained in all material respects in accordance with its terms and according to the requirements of Section 409A of the Code and the regulations promulgated thereunder and no Person is entitled to receive any additional payment from any of the Acquired Companies as a result of the imposition of a Tax under Section 409A of the Code;

(v) each Company Plan subject to the Affordable Care Act (“ACA”) has been maintained in material compliance with the ACA, except as disclosed in Section 3.11(b) of the Company Disclosure Letter; and

(vi) each Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in all material respects in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-United States Law. The execution of this Agreement and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result in the requirement, by any trustee or Governmental Entity or representative, that any of the Acquired Companies make any additional contributions to any such Company Plans.

(c) No Company Plan is subject to Title IV of ERISA and neither the Company nor any of its ERISA Affiliates has any liability, whether direct, indirect, contingent or otherwise, under Section 412 of the Code or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any “multiemployer plan,” as defined in Section 3(37) of ERISA, or any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan subject to Section 4063 or 4064 of ERISA or a multiple employer welfare benefit arrangement (as defined in Section 3(40(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment health or life benefits for any of their respective retired, former or current employees, except as required by Law or provided during any post-employment severance period. No Acquired Company has any obligation to provide welfare benefits to any person who is not a current or former director, officer or employee of any of the Acquired Companies, or a beneficiary thereof.

(e) Neither the Company nor any of its ERISA Affiliates has any material liability, to the knowledge of the Company, whether direct, indirect or contingent, (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code or (ii) under Section 502(i) or 502(l) of ERISA.

(f) The Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit or (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount allocable or payable or trigger any other material obligation pursuant to, any Company Plan except to the extent Parent requires the termination of a Company Plan pursuant to Section 5.8(b).

(g) There is no contract, plan or arrangement (written or otherwise) covering any current or former employee of any of the Acquired Companies or any other person that, individually or in the aggregate, could, as a result of the consummation of the Transactions (either alone or in connection with any other event), give rise to the payment of any amount that will not be deductible by any of the Acquired Companies under Section 280G of the Code and no person is entitled to receive any additional payment as a result of the imposition of any excise Tax under Section 4999 of the Code.

Section 3.12 Labor Matters.

(a) No Acquired Company is a party to, or is bound by, any collective bargaining agreement with any labor union, labor organization or works council, or any other agreement regarding the rates of pay or working conditions of any employees, and no Acquired Company has been a party to or bound by any such agreement since January 1, 2016. No Acquired Company is obligated under any agreement to recognize or bargain with any labor organization, representative or union. Since January 1, 2016, there has been no labor dispute, strike, picketing, work stoppage or lockout, organizational activity or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not. Each Acquired Company has complied in all material respects with all applicable Laws and administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining as well as the Workers Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and all other state, local and federal Laws pertaining to employment and labor, and is not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except for such failures to comply that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Further, there are no Actions or material charges, grievances, complaints or investigations pending or, to the knowledge of the Company, threatened by or on behalf of any employee or group of employees of any of the Acquired Companies, including any charges, grievances, complaints or investigations alleging material violations of state or federal Laws related to labor or employment, whether domestic or international, including Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of any court, arbitrator or tribunal, the Office of Federal Contract Compliance, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or the U.S. or any State Department of Labor, in each case, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9. No Acquired Company is a federal, state or local government contractor or subcontractor, nor otherwise required to comply with any affirmative action obligations or other requirements.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the employees of the Acquired Companies, including, with respect to each such employee, his or her name, position, date of hire, location, annual salary or base compensation, bonus opportunity, status as full-time or part-time, status as exempt or non-exempt and status as active or inactive.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to result in, a material liability under Environmental Laws: (i) each Acquired Company is, and, at all times subject to the relevant statute of limitations, has been, in material compliance with all applicable Environmental Laws and possesses and is in material compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern present within any Company Real Property or on, under or emanating from any property currently or, to the knowledge of the Company, formerly owned, leased or operated by any of the Acquired Companies; (iii) there are no above-ground or under-ground storage tanks which are regulated under any Environmental Laws at the Owned Company Real Property or utilized by any of the Acquired Companies at any real property currently leased, licensed or occupied under any Company Real Property Lease, and the Acquired Companies have made all required material filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) no Acquired Company has received any written notification alleging that it is liable for, or has received a request for information pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern; and (v) no Acquired Company has received any written claim or complaint, or is currently subject to any Action, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and, to the knowledge of the Company, no such matter has been threatened in writing and there are no facts or conditions that would reasonably be expected to give rise to such a matter.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all U.S. or non-U.S., federal, state or local statutes, rules, regulations, ordinances, treaties, codes, orders or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing liability or standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls or any other chemical, material or substance, which are currently regulated under any Environmental Laws.

Section 3.14 Taxes.

(a) All material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects.

(b) The Acquired Companies have timely paid all Taxes that may be due and owing by or with respect to any of them (whether or not required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened in writing any audit, examination, investigation or other Action with respect to any Taxes for which any Acquired Company may be liable.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination of Tax Returns required to be filed by or with respect to any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is outstanding.

(g) With respect to each material income Tax Return required to be filed by or with respect to any Acquired Company, (i) such Tax Return has been examined by the appropriate Governmental Entity with all issues finally resolved or (ii) the period for assessment of Taxes related to such Tax Return has expired (taking into account all applicable extensions and waivers).

(h) No Acquired Company will be required to include or accelerate the recognition of any item in income, or exclude or defer any material deduction or other material tax benefit, in each case in any taxable period (or portion thereof) after the Effective Time, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale or receipt of any prepaid amount, in each case prior to the Effective Time.

(i) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state or local or non-U.S. Law) (i) in the three (3) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(j) At no time during the past five (5) years has an Acquired Company been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(k) No Acquired Company is a party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement with any other Acquired Company).

(l) There are no Liens for Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(m) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law).

(n) No Acquired Company is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than any such group the common parent of which was the Company). No Acquired Company has any potential liability for Taxes of any other Person (other than another Acquired Company) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor.

(o) For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

(i) “Tax” (and, with correlative meaning, “Taxes”) means: (A) any U.S. federal, state or local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat payments or any other Tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity; and (B) any liability for the payment of amounts determined by reference to amounts described in the immediately foregoing clause (A) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by contract or otherwise; and

(ii) “Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts to which any Acquired Company is a party or to or by which any Acquired Company or any of its assets or businesses is subject or bound (and any amendments, supplements and modifications thereto):

(i) any Contract that is a non-competition Contract or other Contract that (A) purports to limit in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, any Parent Company) or any of its Affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (B) would reasonably be expected to require the disposition of any material assets or type of business of any of the Acquired Companies (or, after the Effective Time, any Parent Company) or any of their respective Affiliates in connection with the consummation of the Transactions, (C) is a Contract that grants “most favored nation” or similar status that has had, or would reasonably be expected to have, a material impact on the Acquired Companies, taken as a whole, following the Effective Time, would apply to Parent or any of its Subsidiaries, including any of the Acquired Companies, (D) contains any exclusivity, preferred status or similar provision that prohibits or limits in any material respect the right of any of the Acquired Companies (or, after the Effective Time, would prohibit or limit in any material respect the right of any of the Acquired Companies or the Parent Companies) to make, sell, market, advertise or distribute any products or services, use, transfer, license, distribute or enforce any of their respective Intellectual Property rights or otherwise conduct its business, (E) obligates any of the Acquired Companies to purchase or obtain a minimum or specified amount of any product or service from any Person for more than $500,000 in the aggregate on an annual basis or (F) involves the obligation or potential obligation of any of the Acquired Companies to make any earn-out or similar payments to any Person;

(ii) (A) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness of any Acquired Company having an outstanding principal amount in excess of $1,000,000 (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any other Acquired Company (not including guaranties by any Company Insurance Subsidiary or of indebtedness of any Company Insurance Subsidiary)) or (B) any guarantee by any Company Insurance Subsidiary of indebtedness or any other obligation of any other Acquired Company or other Affiliate of such Company Insurance Subsidiary;

(iii) any Contract relating to any joint venture, strategic alliance or partnership material to the Acquired Companies, taken as a whole;

(iv) any Contract under which any of the Acquired Companies made payments of more than $750,000 during the fiscal year ended December 31, 2017 or reasonably expects to make payments of more than $750,000 during the fiscal year ending December 31, 2018 and, in either case, is not terminable by any Acquired Company upon notice of sixty (60) days or less without penalty;

(v) any Contract under which any of the Acquired Companies received payments of more than $500,000 during the fiscal year ended December 31, 2017 or reasonably expects to receive payments of more than $500,000 during the fiscal year ending December 31, 2018;

(vi) (A) any reinsurance treaty or agreement, including any retrocessional agreement, that is material to any Acquired Company pursuant to which any Acquired Company cedes or assumes business, (B) any such treaty or agreement or instrument that has been funded (in whole or in part) by third party capital or (C) any trust agreement, security agreement or other form of collateral agreement entered into in connection with any Contract covered by the immediately foregoing clauses (A) or (B) (collectively, the “Company Reinsurance Agreements”);

(vii) (A) any Contract with any Company Agent that, during the fiscal year ended December 31, 2017, produced insurance policies or contracts issued by an Company Insurance Subsidiary which resulted in greater than five percent (5%) of the Company Insurance Subsidiaries’ gross written premiums for the year ended December 31, 2017 or (B) any Contract with any Company Agent that is a managing general agency contract or a managing general underwriting contract under applicable Law;

(viii) any Contract that provides for any standstill or similar restriction pursuant to which any Acquired Company has agreed to restrictions on the acquisition of assets or securities of another Person or to which another Person has agreed to restrictions on the acquisition of assets or securities of any Acquired Company;

(ix) any employment Contract that requires aggregate payments with respect to annual salary and target bonus in excess of $350,000 on an annual basis or is not terminable without cause by any of the Acquired Companies by notice of not more than sixty (60) days or without any termination payment or penalty, or any severance, retention, change in control or similar Contract;

(x) any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to any material asset, property or business of the Acquired Companies, taken as a whole;

(xi) any Contract that relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of $3,000,000 under which any of the Acquired Companies has any outstanding earn out, deferred payment, indemnification or contingent obligations, other than this Agreement and any Contract to purchase or sell goods or services in the ordinary course of business consistent with past practice;

(xii) any Contract that requires the Acquired Companies to make any capital commitments or capital expenditures in excess of $1,000,000 during any twelve (12) month period following the date of this Agreement;

(xiii) any Contract that is a settlement or similar Contract with any Governmental Entity or any other Person to which any of the Acquired Companies or any of its assets or properties is subject with material ongoing obligations of any of the Acquired Companies, taken as a whole;

(xiv) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Regulations and the organizational documents of the Company’s Subsidiaries);

(xv) any Contract that is required to be disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xvi) any lease, license, occupancy agreement, sublease, waiver, side letter or guaranty relating to any real property which any Acquired Company leases, uses or occupies or has the right to lease, use or occupy (collectively, the “Company Real Property Leases”);

(xvii) any Contract pursuant to which any Intellectual Property right that is material to the Acquired Companies, taken as a whole, is licensed or sold to or by any Acquired Company, other than (A) license agreements for any non-customized commercially available Software, (B) Contracts between an Acquired Company, on the one hand, and an employee or consultant of an Acquired Company, on the other hand, entered into in the ordinary course of business consistent with past practice and (C) Contracts which contain non-exclusive licenses or sublicenses or sales of such Intellectual Property between an Acquired Company, on the one hand, and a supplier, vendor, agent or broker of an Acquired Company, on the other hand, entered into in the ordinary course of business consistent with past practice;

(xviii) any disaster recovery or data center Contract;

(xix) any Contract entered into prior to the date hereof that is required to be filed by the Company in a future report to be filed or furnished to the SEC as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, that has not been filed as an exhibit to or incorporated by reference in the Company SEC Documents filed prior to the date of this Agreement; and

(xx) any Contract that would or would reasonably be expected to prevent, materially delay or impair the consummation of the Transactions.

All Contracts required to be filed as exhibits to the Company SEC Documents have been so filed in a timely manner. Each Contract entered into prior to the date hereof that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract required to be listed in Section 3.15(a) or Section 3.18(c) of the Company Disclosure Letter is referred to herein as a “Material Company Contract.”

(b) True, correct and complete copies (subject to apparent redactions) of all Material Company Contracts have been made available to Parent in accordance with all applicable Laws. Each Material Company Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, subject to the Enforceability Limitations. The Company has not terminated, waived, amended, released or modified in any respect any provision of any standstill or similar agreement with respect to the Company to which it is currently or has, within the twelve (12) months immediately preceding the date hereof, been a party. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no breach or default under any Material Company Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material errors and omissions insurance, directors’ and officers’ liability insurance, comprehensive general liability insurance and fiduciary insurance policies issued in favor of any Acquired Company or pursuant to which any of the Acquired Companies is a named insured, as well as any historic occurrence-based policies still in force. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, as of the date of this Agreement, all such insurance policies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (a) since January 1, 2016, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate, and (b) no Acquired Company is in breach or default, and no Acquired Company has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or material modification of, any of such insurance policies. Since January 1, 2016, no Acquired Company has received any notice of cancellation or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse).

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the annual premiums for the Company’s current fiscal year for the Company’s directors’ and officers’ liability insurance policy (“D&O Insurance”).

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by any of the Acquired Companies (the “Owned Company Real Property” and, together with the real property leased, licensed or occupied under any Company Real Property Lease, the “Company Real Property”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, an Acquired Company has good fee simple title to the Owned Company Real Property free and clear of all Liens, except Permitted Liens. No Acquired Company owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to buy, acquire, sell, dispose or lease any of the Company Real Property or other material real property or any material portion thereof or interest therein.

(b) Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property leased, licensed or occupied under any Company Real Property Lease. All rent and other sums and charges payable by any Acquired Company as tenants or occupants under any Company Real Property Lease are current in all material respects. Each Acquired Company has a good and valid leasehold interest in each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease free and clear of all Liens, except for Permitted Liens. Each Acquired Company has peaceful, undisturbed possession of each parcel of real property leased, licensed or occupied by it pursuant to a Company Real Property Lease, subject to any leases, subleases or similar arrangements that may be in existence. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any Company Real Property or any portion thereof or interest therein.

(d) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, each Acquired Company has good title to, or a valid leasehold interest in, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement free and clear of all Liens, except Permitted Liens.

Section 3.18 Intellectual Property; Software.

(a) Section 3.18(a) of the Company Disclosure Letter contains a true, correct and complete list and description of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, Company Domain Names and registered Copyrights and applications to register Copyrights, in each case included in the Company Owned Intellectual Property. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date in respect of each of the applications and registrations listed on Section 3.18(a) of the Company Disclosure Letter have been paid.

(b) Section 3.18(b) of the Company Disclosure Letter contains a true, correct and complete list (showing in each case any owner, licensor or licensee) of all material Software necessary to the conduct of the business of the Acquired Companies as presently conducted that is owned by or licensed to the Acquired Companies, except Software licensed to the Acquired Companies that is commercially available and subject to “shrink-wrap,” “click-through” or similar license agreements or is embedded Software in hardware or equipment of the Acquired Companies.

(c) Other than “shrink-wrap,” “click-through” or similar license agreements, standard end-user or distributor license and sale Contracts and related maintenance and support Contracts, in each case entered into in the ordinary course of business consistent with past practice, Section 3.18(c) of the Company Disclosure Letter contains a true, correct and complete list and description of all material Contracts, licenses, sublicenses, assignments and indemnities (collectively, the “Company Intellectual Property Agreements”) that relate to: (i) any Company Software (including any delivery, license, or disclosure of source code of any Company Software to any third party); or (ii) other material Intellectual Property necessary to conduct the business of the Acquired Companies as presently conducted and owned by a third party to which any Acquired Company holds a license.

(d) An Acquired Company exclusively owns all right, title and interest in the Company Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances), or has a valid right to use any other material Intellectual Property used or held for use in the business of the Acquired Companies, free and clear of any Liens (other than Permitted IP Encumbrances). The Company Owned Intellectual Property and the rights of the Acquired Companies in Intellectual Property under the Company Intellectual Property Agreements collectively constitute all material Intellectual Property rights necessary to conduct the business of the Acquired Companies as presently conducted. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not affect any ownership, license rights or similar rights in and to the Company Intellectual Property.

(e) The business of the Acquired Companies (including the Company Software), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person. There are no infringement or misappropriation Actions pending or, to the knowledge of the Company, threatened with respect to any Company Intellectual Property.

(f) To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any material Company Owned Intellectual Property.

(g) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any Intellectual Property for or on behalf of an Acquired Company have executed a valid and enforceable agreement or are subject to an employment policy granting an effective assignment in favor of an Acquired Company of all right, title and interest in such material. To the knowledge of the Company, there has been no breach or violation by any other party to any such agreement.

(h) Except to the extent the disclosure of Know-How included in the Company Owned Intellectual Property has been made pursuant to applicable Law or in accordance with standard industry practice, the Acquired Companies have taken commercially reasonable measures to maintain the confidentiality of the Know-How included in the Company Owned Intellectual Property that are trade secrets or confidential or proprietary information. To the knowledge of the Company, there has been no unauthorized disclosure or use of Know-How of the Acquired Companies that are trade secrets or confidential or proprietary information.

(i) To the knowledge of the Company, the Company owns or has a right to access and use in all material respects the Company IT Systems, as such Company IT Systems are currently used by the Acquired Companies. The Acquired Companies maintain reasonable policies and procedures that protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Acquired Companies, (ii) are fully functional in all material respects and no material errors or defects which have not been fully remedied or rectified have been discovered therein, (iii) have not suffered any security breach and (iv) do not contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) damaging or destroying any data or file without the user’s consent.

(j) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there is no Open Source Code licensed to any of the Acquired Companies that is incorporated into or distributed with any Software included in the Company Owned Intellectual Property which may (A) require compulsory disclosure or licensing to any third party of any source code with which such Open Source Code is used or compiled, (B) otherwise impose any material limitation, restriction or condition on the right or ability of any Acquired Company to use or distribute any Software included in the Company Owned Intellectual Property or (C) as a result of the use by any of Acquired Company of such Open Source Code, grant or purport to grant to any third party any rights or immunities under any Company Owned Intellectual Property. With respect to all Software source code licensed to any Acquired Company that is material to any of the operations of any Acquired Company, such source code is either currently in the possession of an Acquired Company or currently held by an escrow agent subject to an agreement with an Acquired Company whereby such Acquired Company may obtain a copy of such source code upon the occurrence of customary release events, and Section 3.18(j) of the Company Disclosure Letter lists each such agreement with an escrow agent.

(k) The Acquired Companies provide all required Company Privacy Policies in compliance with Privacy Requirements and are in compliance with all Company Privacy Policies and applicable Privacy Requirements. None of the Acquired Companies has received written notice of any, and, to the knowledge of the Company, there is no, material violation of any such Privacy Requirements or Company Privacy Policies through the date hereof. The Acquired Companies are in material compliance in all respects with all of their respective contractual commitments with respect to Personal Data. The Acquired Companies have reasonable safeguards in place and maintain a written information security program that includes administrative, technical and physical safeguards to protect Personal Data in their possession or control from unauthorized access and against reasonably anticipated threats or hazards to the privacy, security, integrity and confidentiality consistent with applicable Laws concerning the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data, Company Privacy Policies and contractual commitments.

(l) There have been no data breaches involving any Personal Data in the possession of any of the Acquired Companies, and none of the Acquired Companies nor any other Person has made any illegal or unauthorized use or disclosure of Personal Data that was collected by or on behalf of any of the Acquired Companies. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, following the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies after the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(m) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Acquired Companies have all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Acquired Companies as presently conducted.

(n) For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

(i) “Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Company User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Acquired Companies;

(ii) “Company Domain Names” means all Domain Names presently owned or purported to be owned by any Acquired Company or used in the conduct of its business;

(iii) “Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right;

(iv) “Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Acquired Companies;

(v) “Company Owned Intellectual Property” means Intellectual Property and Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

(vi) “Company Privacy Policy” means each external or internal, past or present, privacy policy of any Acquired Company, including any policy relating to: (A) the privacy of users of any Company Software; (B) the collection, storage, disclosure or transfer of any Company User Data or Personal Data; and (C) any employee information;

(vii) “Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise) or in which any Acquired Company has (or purports to have) any license or similar right;

(viii) “Company User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Company from users of any Company Software;

(ix) “Copyrights” means all works of authorship (whether or not copyrightable), moral rights, U.S. and non-U.S. registered and unregistered copyrights and mask works in both published works and unpublished works of authorship, and pending applications to register the same, and all copyrightable subject matter;

(x) “Domain Names” means all rights in internet web sites and internet domain names;

(xi) “Intellectual Property” means, collectively, Patents, Trademarks, Domain Names, Copyrights and Know-How;

(xii) “Know-How” means confidential or proprietary information, know how, trade secrets, policyholder lists, technical information, research and development, data, processes, formulas, algorithms, methods, trading systems, processes and technology;

(xiii) “Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

(xiv) “Patents” means all U.S. and non-U.S. patents, patent applications and inventions and discoveries that may be patentable, and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

(xv) “Permitted IP Encumbrance” means any such matters of record, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business in which they are used as currently conducted;

(xvi) “Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, policyholder or account number, “nonpublic personal information” as defined by the Financial Services Modernization Act of 1999 and any other piece of information that alone or together with other information allows the identification of a natural person and includes Protected Health Information;

(xvii) “Privacy Requirements” means the provisions of the following that set forth privacy or data security requirements that apply to the collection, storage, use, transfer, disclosure and other processing and tracking of Personal Data: (A) Laws, including local, state, federal, and international privacy, data protection, information security laws, or related laws relating to the collection, processing, storage, disclosure, disposal, or other handling of Personal Data, including the Financial Services Modernization Act of 1999, 15 U.S.C. §§ 6801-6809, the Fair Credit Reporting Act, 15 U.S.C. § 1681, et seq., the Telephone Consumer Protection Act, 47 U.S.C. § 227, the

Health Insurance Portability & Accountability Act of 1996, 42 U.S.C. § 1320d et seq., and Subtitle D of the Health Information Technology for Economic and Clinical Health Act of 2009, 42 U.S.C. § 17921, et seq., the New York Department of Financial Service’s Cybersecurity Requirements for Financial Services Companies 23 NYCRR Part 500; and (B) applicable industry standards, such as the Payment Card Industry Data Security Standards, that impose requirements on the collection, processing, storage, disclosure, disposal or other handling of Personal Data;

(xviii) “Protected Health Information” means “individually identifiable health information” as defined by the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations;

(xix) “Software” means computer programs, applications, systems and software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith; and

(xx) “Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, trade names, registered and unregistered trademarks, service marks and other similar designations of source or origin, together with the goodwill symbolized by or associated with any of the foregoing, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Insurance Matters.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all material benefits due and payable under any insurance contract issued by or on behalf of any of the Company Insurance Subsidiaries have been paid in accordance with the terms of such insurance contract, except for such benefits for which an Company Insurance Subsidiary in its reasonable good faith discretion believes there is a basis to contest payment.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, there are no unpaid claims or assessments made against any Company Insurance Subsidiary, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, all policies, binders, slips, certificates and other agreements of insurance in effect as of the date hereof (including all applications, endorsements, supplements, riders and ancillary agreements in connection therewith) issued by any Company Insurance Subsidiary, and any and all marketing materials, are, to the extent required under applicable Laws, either on forms approved by the Insurance Regulators or have been filed with and not objected to by such Insurance Regulators within the period provided for objection and all of such forms comply with the Insurance Laws applicable thereto. As to premium rates established by any Company Insurance Subsidiary that are required to be filed with or approved by any Insurance Regulators, the rates have been so filed or approved, the premiums charged conform thereto and such premiums comply with the Insurance Laws applicable thereto, except for such failures to comply that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) Prior to the date hereof, the Company has made available to Parent a true, correct and complete copy of any material actuarial reports in the Company’s possession prepared by actuaries, independent or otherwise, with respect to any Company Insurance Subsidiary for all periods beginning on or after January 1, 2015 through the date hereof and all material attachments, addenda, supplements and modifications thereto to the extent in the Company’s possession (the “Company Actuarial Analyses”). The information and data furnished by any Company Insurance Subsidiary to its independent actuaries in connection with the preparation of the Company Actuarial Analyses were accurate in all material respects for the past periods covered therein and are accurate in all material respects for the current periods covered therein. Such Company Actuarial Analyses were based upon an accurate inventory of the insurance contracts of the relevant Company Insurance Subsidiary at their respective times of preparation.

(e) The Company has provided Parent with a true, correct and complete list of all bonds, structured securities, stocks and other investments that were carried on the books and records of the Company and the other Acquired Companies as of September 30, 2017 (such bonds, structured securities, stocks and other investments, together with all bonds, structured securities, stocks and other investments acquired by the Company and the other Acquired Companies between such date and the date hereof, the “Investment Assets”). Except for Investment Assets sold in the ordinary course of business consistent with past practice in compliance with the investment guidelines of the Company and the other Acquired Companies (the “Company Investment Guidelines”), each of the Company and the other Acquired Companies, as applicable, has good and marketable title to all of the material Investment Assets it purports to own, free and clear of all Liens, except for Permitted Liens. Prior to the date hereof, the Company has made available to Parent a true, correct and complete copy of the Company Investment Guidelines in effect as of the date hereof. To the knowledge of the Company, the composition of the Investment Assets complies in all material respects with applicable Law and the Company Investment Guidelines.

(f) To the knowledge of the Company, no Insurance Regulator that noted any deficiencies or violations in any reports of examination during the past thirty-six (36) months has advised the Company or the applicable Company Insurance Subsidiary of any intention to commence any material regulatory proceeding or to otherwise take any material disciplinary action against such Company Insurance Subsidiary based upon such deficiencies or violations.

(g) As of the date hereof, neither the Company nor any of the Company Insurance Subsidiaries has been notified in writing by any Company Agent or Insurance Regulator of any material non-compliance by any agent with applicable Insurance Laws (including laws, regulations, directives and opinions of Insurance Regulators relating to the soliciting, marketing, administering, negotiating sale or production of the Company’s and the Company Insurance Subsidiaries’ products) in connection with the distribution of insurance policies or contracts issued by an Company Insurance Subsidiary.

(h) To the knowledge of the Company, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent, third party administrator, marketer, wholesaler and managing general underwriter that has written, sold, produced, underwritten or managed a material amount of insurance business since January 1, 2015 for any Company Insurance Subsidiary (each, an “Company Agent”) was, to the extent required by applicable Law, duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed for or on behalf of any Company Insurance Subsidiary. To the knowledge of the Company, since January 1, 2015, no Company Agent has violated in any material respect or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or management of business for the Company Insurance Subsidiaries, except for such failures or such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. None of the terms of any agent agreement, broker agreement, service contract, or managing general agent agreement to which any Acquired Company is a party violates in any respect any applicable Law, except for such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(i) No Company Insurance Subsidiary has utilized any permitted practices in the preparation of the Company Statutory Financial Statements.

(j) Section 3.19(j) of the Company Disclosure Letter sets forth a true, correct and complete list of each jurisdiction in which any Company Insurance Subsidiary is deemed commercially domiciled under applicable Law.

(k) Since January 1, 2015, each Company Insurance Subsidiary has duly and timely filed all reports or filings required to be filed with any Insurance Regulator in the manner prescribed therefor under applicable Laws (including all applicable written analyses and reports relating to risk-based capital calculations and Insurance Regulatory Information System ratios as determined by the National Association of Insurance Commissioners) and no Insurance Regulator has asserted to the Company or any such Company Insurance Subsidiary any deficiency or violation thereto, except as has been cured or resolved to the satisfaction of the applicable Insurance Regulator and except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Parent true, correct and complete copies of all such reports and filings.

Section 3.20 Reserves. The reserves for losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums for each Company Insurance Subsidiary contained in the applicable Company Statutory Financial Statements (a) were, except as otherwise noted in the applicable Company Statutory Financial Statements, determined in all material respects with SAP, (b) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the applicable Company Statutory Financial Statements, and (c) satisfied in all material respects the requirements of all applicable Laws with respect to the establishment of reserves.

Section 3.21 Company Reinsurance Agreements. As of the date of hereof, (a) to the knowledge of the Company, there are no events or conditions which constitute or, with the lapse of time or the giving of notice or both, would constitute a breach or default thereunder on the part of any counterparty under any Company Reinsurance Agreement, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (b) to the knowledge of the Company, no party to a Company Reinsurance Agreement is insolvent or the subject of a rehabilitation, liquidation or similar proceeding and (c) there are no disputes under any Company Reinsurance Agreement, except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.22 Underwriting Standards. Prior to the date hereof, the Company has made available to Parent true, correct and complete copies of the underwriting standards and guidelines utilized by the Company Insurance Subsidiaries with respect to the insurance contracts of such Company Insurance Subsidiaries. Each such insurance contract has been issued in compliance in all material respects with and in accordance with such underwriting standards and guidelines.

Section 3.23 Affiliate Transactions. As of the date of this Agreement, no material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, as of the date of this Agreement, no Affiliate of the Company has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

Section 3.24 Brokers. Except for Deutsche Bank Securities Inc., the Company has not employed any broker, finder or investment banker in connection with the Merger and the other Transactions and no broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions. True, correct and complete copies of all Contracts between any of the Acquired Companies and Deutsche Bank Securities Inc. have been made available to Parent.

Section 3.25 Takeover Statutes. The Company has taken any necessary action such that the provisions of Chapter 1704 of the OGCL are not applicable to the Company, this Agreement, the Merger or any of the other Transactions and no other Takeover Laws or any anti-takeover provision in the Company Charter or the Company Regulations are, or at the Effective Time will be, applicable to the Company, this Agreement, the Merger or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws. The Company is not party to a rights agreement, poison pill or similar agreement or plan that would have the effect of preventing the Transactions.

Section 3.26 Fairness Opinion. The Company Board has received the opinion of Deutsche Bank Securities Inc. to the effect that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of outstanding Company Shares (excluding Parent, Merger Sub and any other direct or indirect wholly owned Subsidiary of Parent). As of the date hereof, such opinion has not been modified, amended, revoked or rescinded. The Company shall, promptly following the execution and delivery of this Agreement by all parties hereto, furnish a copy of such opinion to Parent solely for informational purposes.

Section 3.27 No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub contained in Article IV, no Parent Company or any Affiliate or Representative thereof has made or is making any express or implied representation or warranty to the Company with respect to any Parent Company or their respective properties, businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as (a) set forth in the corresponding section of the disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”), which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV (it being understood that the disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections), or (b) disclosed in the Parent SEC Documents (including exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded) (provided, however, that any such disclosures in such Parent SEC Documents shall be deemed to qualify a representation or warranty only if it is reasonably apparent on the face of such disclosure that such information is relevant to such representation or warranty; provided, further, that the disclosures in the Parent SEC Documents shall not be deemed to qualify any representations or warranties made in Section 4.1, Section 4.2, Section 4.3, Section 4.13, Section 4.14, Section 4.16 or Section 4.17), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power; Subsidiaries.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except, in the case of clause (iii) only, as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, will make available to the Company, prior to the Effective Time, true, correct and complete copies of the comparable charter and other organizational documents of Merger Sub and each Material Parent Subsidiary, in each case as amended through the date of this Agreement. For purposes of this Agreement, “Material Parent Subsidiary” means any Subsidiary of Parent that is listed in Section 4.1(b) of the Parent Disclosure Letter.

(c) Parent or another Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of any Liens of any nature whatsoever, except for restrictions on transfer under securities Laws, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in Parent and the Subsidiaries of Parent and equity interests in another Person held by Parent or any of the Subsidiaries of Parent that consists of less than one percent (1%) of the outstanding capital stock or equivalent equity interests of such Person, neither Parent nor any Subsidiary of Parent owns, directly or indirectly, any equity interest in any Person or has any obligation to acquire any such equity interest.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock of Parent, par value $0.10 per share (the “Parent Preferred Stock”). As of the Specified Time, (i) 51,516,210 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding and (iii) no shares of Parent Common Stock were held in treasury.

(b) As of the Specified Time, Parent had no shares of Parent Common Stock or shares of Parent Preferred Stock reserved for issuance, except for (i) 5,287,986 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans and (ii) 2,038,840 shares of Parent Common Stock subject to outstanding Parent restricted stock units (“Parent RSUs”), Parent performance share units (“Parent PSUs”), Parent deferred stock units (“Parent DSUs”) and Parent tandem stock options and stock appreciation rights (“Parent Options” and, together with Parent RSUs, Parent PSUs and Parent DSUs, the “Parent Stock Awards”).

(c) As of the date of this Agreement, except for any Parent Stock Awards and any related award agreements, there are no authorized, issued, outstanding or existing: (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of

Parent; (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; (iii) obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent (any such rights described in this clause (iv), “Parent Stock Equivalents”); (v) other than the Parent Voting Agreements, voting trusts, proxies or other agreements or understandings to which Parent or any of its officers or directors is a party with respect to the voting or registration of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote (“Parent Voting Debt”).

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

Section 4.3 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of the Share Issuance by the holders of a majority of the shares of Parent Common Stock entitled to vote thereon and present in person or represented by proxy at the Parent Stockholder Meeting (the “Parent Stockholder Approval”) and subject to the adoption of this Agreement by Parent in its capacity as sole shareholder of Merger Sub, to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Transactions other than the Parent Stockholder Approval at a meeting duly called and held for such purpose and the adoption of this Agreement by Parent in its capacity as sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.

(b) The board of directors of Parent (the “Parent Board”), at a meeting duly called and held for such purpose, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger, the Share Issuance and the other Transactions, (ii) determining that the terms of the Merger, the Share Issuance and the other Transactions are fair to and in the best interests of Parent and its stockholders and (iii) recommending that Parent’s stockholders approve the Share Issuance. Assuming that neither the Company nor any of its “affiliates” or “associates” is an “interested shareholder” of the Company (in each case, as defined in Section 1704.01 of the OGCL), the Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of Parent required under applicable Law, Contract or otherwise to approve the Transactions, and such vote is not necessary to consummate any Transaction other than the Share Issuance.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws or the comparable organizational documents of any Material Parent Subsidiary, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any material Contract to which any Parent Company is a party or by which any Parent Company or any of its assets or businesses is subject or bound, (iv) result in any breach or violation of any Parent Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii) and (iv) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect or materially impair the ability of the Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the Transactions, do not and will not require any consent, approval, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Form S-4 and Joint Proxy Statement, (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of NASDAQ and the NYSE, (v) the filing of an application for the approval of a Statement Regarding the Acquisition of Control, or “Form A” statement, with receipt of the approval of, the Specified Insurance Regulators, (vi) the filing with the Secretary of State of the State of Ohio of the Certificate of Merger as required by the OGCL and (vii) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any

Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or materially impair the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since January 1, 2015 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, each as in effect on the date so filed. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act and no Material Parent Subsidiary is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents (A) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (B) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (C) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations, cash flows and stockholders’ equity for the periods indicated.

(c) Parent maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Parent Companies. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX and, based on the most recent such assessment, concluded that such controls were effective. Since January 1, 2015, Parent has not identified any significant deficiency, material weakness or fraud, whether or not material, that involved management or other employees.

(d) Since January 1, 2015: (i) the then-acting Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX; (ii) the statements contained in such certifications are accurate; (iii) such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and (iv) neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2015, (i) no Parent Company nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of any of the Parent Companies has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in questionable accounting or auditing practices and (ii) no attorney representing any of the Parent Companies, whether or not employed by any of the Parent Companies, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) Parent has timely responded to all comment letters from the staff of the SEC, and the SEC has not asserted that any of such responses is inadequate, insufficient or otherwise non-responsive. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Parent SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practices of any of the Parent Companies.

(g) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at

September 30, 2017 (or the notes thereto), (b) incurred in the ordinary course of business since September 30, 2017 consistent with past practice, (c) arising out of or in connection with this Agreement or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders and the Company’s shareholders or at the time of the Parent Stockholder Meeting or the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and the Joint Proxy Statement and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 4.8 Absence of Certain Changes or Events. Since January 1, 2017 through the date of this Agreement, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business consistent with past practice in all material respects and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Litigation.

(a) (i) Other than claims arising under insurance contracts of any the Parent Companies within the ordinary course of business consistent with past practice and that are not part of any class action litigation, there is no Action pending or, to the knowledge of Parent, threatened against any Parent Company, any Parent Company’s properties or assets or any Parent Company’s present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such), that (A) would reasonably be expected to involve an amount in excess of $1,000,000, (B) seeks or imposes any material injunctive relief, (C) was commenced by a Governmental Entity or (D) individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect and (ii) no Parent Company nor any of its properties or assets nor any Parent Company’s present or former officers, directors or, to the knowledge of Parent, representatives (in their capacities as such) is subject to any material judgment, order, injunction, ruling or decree of any Governmental Entity.

(b) There is no Action pending or, to the knowledge of Parent, threatened against any Parent Company, by a private party or Governmental Entity, that would, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2015, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, since January 1, 2015, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any Law in any material respect.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and, at all times since January 1, 2015, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country; (iii) made any payment to any policyholder, Parent Agent or supplier, or to any officer, director, partner, employee or agent of any such policyholder, Parent Agent or supplier, for the unlawful sharing of fees to any such policyholder, Parent Agent or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges; (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such policyholder, Parent Agent or supplier or any such officer, director, partner, employee or agent; or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any other country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and, at all times since January 1, 2015, have been in, compliance in all material respects with applicable United States and foreign export control laws and regulations, including the United States Export Administration Act and implementing Export Administration Regulations, the Arms Export Control Act and implementing International Traffic in Arms Regulations and the various economic sanctions laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Without limiting the foregoing, there are no pending or, to the knowledge of Parent, threatened claims or investigations by any Governmental Entity of potential violations against any of the Parent Companies with respect to export activity or export licenses that, individually or in the aggregate, have had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(d) Parent Companies have in effect all Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. All Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.11 Insurance Matters.

(a) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, all material benefits due and payable under any insurance contract issued by or on behalf of any of the Parent Insurance Subsidiaries have been paid in accordance with the terms of such insurance contract, except for such benefits for which a Parent Insurance Subsidiary in its reasonable good faith discretion believes there is a basis to contest payment.

(b) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, there are no unpaid claims or assessments made against any Parent Insurance Subsidiary, whether or not due, by any insurance guaranty association (in connection with that association’s fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool.

(c) Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, all policies, binders, slips, certificates and other agreements of insurance in effect as of the date hereof (including all applications, endorsements, supplements, riders and ancillary agreements in connection therewith) issued by any Parent Insurance Subsidiary, and any and all marketing materials, are, to the extent required under applicable Laws, either on forms approved by the Insurance Regulators or have been filed with and not objected to by such Insurance Regulators within the period provided for objection and all of such forms materially comply with the Insurance Laws applicable thereto. As to premium rates established by any Parent Insurance Subsidiary that are required to be filed with or approved by any Insurance Regulators, the rates have been so filed or approved, the premiums charged conform thereto and such premiums comply with the Insurance Laws applicable thereto, except for such failures to comply that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(d) The information and data furnished by any Parent Insurance Subsidiary to its independent actuaries in connection with the preparation of any material actuarial reports prepared by actuaries, independent or otherwise, with respect to any Parent Insurance Subsidiary for all periods beginning on or after January 1, 2015 through the date hereof (the “Parent Actuarial Analyses”) were accurate in all material respects for the past periods covered therein and are accurate in all material respects for the current periods covered therein. Such Parent Actuarial Analyses were based upon an accurate inventory of the insurance contracts of the relevant Parent Insurance Subsidiary at their respective times of preparation.

(e) Except for Investment Assets sold in the ordinary course of business consistent with past practice in compliance with the investment guidelines of Parent and the other Parent Companies (the “Parent Investment Guidelines”), each of Parent and the other Parent Companies, as applicable, has good and marketable title to all of the material Investment Assets it purports to own, free and clear of all Liens, except for Permitted Liens. To the knowledge of Parent, the composition of the Investment Assets complies in all material respects with applicable Law and the Parent Investment Guidelines.

(f) To the knowledge of Parent, no Insurance Regulator that noted any deficiencies or violations in any reports of examination during the past thirty-six (36) months has advised Parent or the applicable Parent Insurance Subsidiary of any intention to commence any material regulatory proceeding or to otherwise take any material disciplinary action against such Parent Insurance Subsidiary based upon such deficiencies or violations.

(g) As of the date hereof, neither Parent nor any of the Parent Insurance Subsidiaries has been notified in writing by any Parent Agent or Insurance Regulator of any material non-compliance by any agent with applicable Insurance Laws (including laws, regulations, directives and opinions of Insurance Regulators relating to the soliciting, marketing, administering, negotiating sale or production of Parent’s and the Parent Insurance Subsidiaries’ products) in connection with the distribution of insurance policies or contracts issued by a Parent Insurance Subsidiary.

(h) To the knowledge of Parent, each insurance agent, general agent, agency, producer, broker, reinsurance intermediary, program manager, managing general agent, third party administrator, marketer, wholesaler and managing general underwriter that has written, sold, produced, underwritten or managed a material amount of insurance business since January 1, 2015 for any Parent Insurance Subsidiary (each, a “Parent Agent”) was, to the extent required by applicable Law, duly licensed for the type of activity and business conducted or written, sold, produced, underwritten or managed for or on behalf of any Parent Insurance Subsidiary. To the knowledge of Parent, since January 1, 2015, no Parent Agent has violated in any material respect or is currently in violation in any material respect of any term or provision of any Law applicable to the writing, sale, production, underwriting or management of business for the Parent Insurance Subsidiaries, except for such failures or such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(i) No Parent Insurance Subsidiary has utilized any permitted practices in the preparation of the following statutory financial statements (collectively, the “Parent Statutory Financial Statements”), as applicable: (A) the audited and unaudited annual statement of each Parent Insurance Subsidiary as of and for the annual period ended December 31, 2016, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Parent Insurance Subsidiary; and (B) the audited and unaudited quarterly statements of each Parent Insurance Subsidiary as of and for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Company Insurance Subsidiary.

(j) Section 4.11(j) of the Parent Disclosure Letter sets forth a true, correct and complete list of each jurisdiction in which any Parent Insurance Subsidiary is deemed commercially domiciled under applicable Law.

(k) Since January 1, 2015, each Parent Insurance Subsidiary has duly and timely filed all reports or filings required to be filed with any Insurance Regulator in the manner prescribed therefor under applicable Laws and no Insurance Regulator has asserted to Parent or any such Parent Insurance Subsidiary any deficiency or violation thereto, except as has been cured or resolved to the satisfaction of the applicable Insurance Regulator and except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Prior to the date hereof, Parent has made available to the Company true, correct and complete copies of all such reports and filings.

Section 4.12 Reserves. Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, the reserves for losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums for each Parent Insurance Subsidiary contained in the applicable Parent Statutory Financial Statements (a) were, except as otherwise noted in the applicable Parent Statutory Financial Statements, determined in all respects with SAP, (b) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the applicable Parent Statutory Financial Statements, and (c) satisfied in all respects the requirements of all applicable Laws with respect to the establishment of reserves.

Section 4.13 Ownership of Company Shares. Neither Parent nor Merger Sub nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested shareholder” of the Company, in each case, as defined in Section 1704.01 of the OGCL. No Parent Company owns any Company Shares.

Section 4.14 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Transactions and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.10 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 4.15 Sufficient Funds. The obligations of Parent and Merger Sub hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger and the other Transactions. At the Effective Time, Parent and Merger Sub will have sufficient immediately available funds to pay or cause to be paid all amounts required to be paid by Parent and Merger Sub in connection with this Agreement and the Transactions, including the aggregate cash portion of the Merger Consideration on the terms and conditions contained in this Agreement and Parent’s and Merger Sub’s costs and expenses.

Section 4.16 Brokers. Except for Goldman Sachs & Co. LLC, Parent has not employed any broker, finder or investment banker in connection with the Merger and the other Transactions and no broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions.

Section 4.17 Fairness Opinion. The Parent Board has received the opinion of Goldman Sachs Co. LLC to the effect that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, as of the date of such opinion, the Merger Consideration to be paid by Parent in the Merger for all of the Company Shares (other than Appraisal Shares and Company Shares to be cancelled in accordance with Section 2.1(b)) is fair, from a financial point of view, to Parent. As of the date hereof, such opinion has not been modified, amended, revoked or rescinded. The Parent shall, promptly following the execution and delivery of this Agreement by all parties hereto, furnish a copy of such opinion to the Company solely for informational purposes.

Section 4.18 No Parent Acquisition Proposal. Since January 1, 2017 through the date of this Agreement, other than in connection with this Agreement and the Transactions, the Parent Companies, their directors and officers, and to the knowledge of Parent, their respective Representatives have not received or engaged in any discussions with third parties regarding, nor has any Parent Company or the Parent Board evaluated or engaged Representatives to review, an unsolicited bona fide written Parent Acquisition Proposal.

Section 4.19 No Other Representations or Warranties. Parent acknowledges and agrees that, except for the representations and warranties of the Company contained in Article III, no Acquired Company or any Affiliate or Representative thereof has made or is making any express or implied representation or warranty to Parent with respect to any Acquired Company or their respective properties, businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or the Transactions.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or required by Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, the Company shall, and shall cause each of its Subsidiaries to, (i) use reasonable best efforts to conduct its business and the business of its Subsidiaries in the ordinary course in substantially the same manner as previously conducted and (ii) to the extent consistent therewith, use and cause each of its Subsidiaries to use reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and goodwill associated therewith and maintain all material Permits of the Acquired Companies.

(b) Without limiting the generality of Section 5.1(a), except for matters set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly required or permitted by this Agreement or required by Law, from the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, the Company shall not, and shall not permit any other Acquired Company to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or permit the adoption of any amendment to the Company Charter or the Company Regulations or the charter or bylaws (or equivalent organizational documents) of any other Acquired Company;

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Acquired Companies (other than the Company) not in violation of any instrument binding on any of the Acquired Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Acquired Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

(iii) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents or (D) options, warrants or other securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of Company Shares upon the achievement of the performance criteria and goals of the Company Performance Share Awards outstanding as of the Specified Time and in accordance with their terms under the Company Stock Plans as of the date of this Agreement;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, equity interests, property or otherwise, with respect to any of its capital stock or other equity interests, other than (A) any dividend or distribution by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company and (B) regular quarterly dividends in an amount per Company Share no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended December 31, 2017, with record and payment dates in accordance with the Company’s customary dividend schedule;

(v) other than in the ordinary course of business consistent with past practice and so long as in compliance with the Company Investment Guidelines, enter into (A) any interest rate, derivatives or hedging transaction (including with respect to commodities), (B) any transaction that would be required to be disclosed on Schedule DB of an annual statutory financial statement if the Company or the applicable Subsidiary of the Company was (or is) a Company Insurance Subsidiary or (C) any other transaction involving options, warrants used for hedging purposes and not attached to another financial instrument, caps, floors, collars, swaps, forwards, futures or any other agreements or instruments substantially similar thereto;

(vi) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests (except in connection with cashless exercises or withholding of Taxes pursuant to the vesting or exercise, as the case may be, of Company Performance Shares Awards outstanding as of the date hereof and in accordance with their terms under the Company Stock Plans as of the Specified Time), or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(vii) make or agree to make any new capital expenditures, other than (A) capital expenditures in an aggregate amount not in excess of the Company’s budget for capital expenditures that has been made available to Parent prior to the date of this Agreement or (B) other capital expenditures that are not in excess of $1,000,000 individually or $2,500,000 in the aggregate;

(viii) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or business or division thereof or a material portion of the assets thereof, other than pursuant to Material Company Contracts in existence as of the date of this Agreement;

(ix) sell, lease, exchange, mortgage, pledge, transfer, subject to any Lien, abandon or otherwise dispose of (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) any corporation, partnership or other business organization or business or division thereof or any assets, other than (A) transactions solely between or among Acquired Companies with a value that does not exceed one-half of one percent (0.50%) of any applicable Acquired Company’s “admitted assets” (as defined pursuant to SAP), (B) non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice, (C) sales or dispositions of obsolete, surplus, or worn-out assets or equipment in the ordinary course of business consistent with past practice, (D) pursuant to Material Company Contracts in existence as of the date of this Agreement, (E) sales of assets not in violation of the Company Investment Guidelines in the ordinary course of business consistent with past practice with consideration with a value of not in excess of $500,000 individually or $1,000,000 in the aggregate, (F) investment portfolio transactions not in violation of the Company Investment Guidelines in the ordinary course of business consistent with past practice or (G) grants of Permitted Liens;

(x) enter into any material joint venture, strategic alliance or partnership;

(xi) engage in any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, or guarantee any debt securities of any third party, or amend, modify or refinance any of the same, other than (A) trade payables in the ordinary course of business consistent with past practice, (B) as incurred in the ordinary course of business consistent with past practice not in excess of $1,000,000 in the aggregate, provided that the terms of any such indebtedness or debt securities permits its repayment at any time without penalty, or (C) guarantees by the Company of such indebtedness or debt securities of its wholly owned Subsidiaries or guarantees by the wholly owned Subsidiaries of the Company of such indebtedness or debt securities of the Company with value that does not exceed one-half of one percent (0.50%) of any applicable Acquired Company’s “admitted assets” (as defined pursuant to SAP);

(xiii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to any other Acquired Company not in excess of one-half of one percent (0.50%) of any applicable Acquired Company’s “admitted assets” (as defined pursuant to SAP) or (B) commission advances on a secured basis to agent or brokers or investment portfolio transactions not in violation of the Company Investment Guidelines in the ordinary course of business consistent with past practice with consideration not in excess of $500,000 individually and $3,000,000 in the aggregate;

(xiv) except to the extent required by the terms of any Company Plan, (A) increase the compensation or benefits of any current or former director, employee or consultant of any of the Acquired Companies, other than annual merit and market adjustments of base salaries and target base bonus amounts in the ordinary course of business consistent with past practice, not to exceed (x) three percent (3%) in the aggregate or (y) ten percent (10%) with respect to any individual, (B) establish, adopt or amend in any material respect any Company Plan (or any compensation or benefit plan, program, or agreement that would constitute a Company Plan if in effect on the date of this Agreement), (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation, (D) amend, waive or otherwise modify the performance criteria and goals of outstanding Company Performance Share Awards, (E) fail to make any required contributions under any Company Plan or (F) hire, promote or terminate the employment, or enter into or modify the contractual relationship, of any officer, employee or consultant, except for (1) terminations for cause or, solely with respect to individuals other than the Key Managers and the Key Employees, performance reasons, and (2) hiring or promotions of employees whose annual compensation levels do not exceed $200,000 and, in each case, are in the ordinary course of business consistent with past practice; provided, however, that the foregoing shall not restrict the Acquired Companies from (A) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (excluding equity-based and other long-term incentive grants), in each case, that have terms and a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions or consistent with the compensation and benefits of the then-current employee whom such newly hired or promoted employee is engaged to replace or succeed, (B) taking any of the foregoing actions to comply with, satisfy Tax-qualification requirements under, or avoid the imposition of Tax under, the Code and any applicable guidance thereunder or other applicable Law or (C) making immaterial changes in the ordinary course of business consistent with past practice to nondiscriminatory health and welfare plans available to all employees generally;

(xv) make any material change in its actuarial, underwriting, claims management, agency management, pricing, reserving or reinsurance practices, policies and procedures other than in the ordinary course of business consistent with past practice;

(xvi) (A) implement or adopt any change in its policies or methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP, SAP or regulatory requirements with respect thereto, (B) change its fiscal year, (C) make any material change in internal accounting controls or disclosure controls, policies and procedures, (D) implement or adopt any change in the Company Investment Guidelines or (E) enter into any Contract that delegates underwriting, claims administration or any other operational function to a third party;

(xvii) (A) fail to file any material Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings) or (B) except to the extent otherwise required by Law or in the ordinary course of business consistent with past practice, make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund;

(xviii) pay, discharge, waive, settle, compromise, release or satisfy any claim, liability or obligation that is not an Action, other than payment, discharge, waiver, settlement, release or satisfaction (A) in the ordinary course of business consistent with past practice, (B)(1) that does not result in liability in excess of $500,000 individually (net of the amount reserved therefor or reflected on the balance sheet of the Company as of September 30, 2017) and (2) that would not reasonably be expected to prohibit or materially restrict or materially impair the Acquired Companies from operating their business in substantially the same manner as operated on the date of this Agreement, (C) for an amount that is fully covered by insurance or (D) of obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 5.1 to be entered into on or following the date hereof;

(xix) accelerate, discount, factor, reduce, sell (for less than its face value or otherwise), transfer, assign or otherwise dispose of, in full or in part, any accounts receivable owed to any of the Acquired Companies, with or without recourse, including any rights or claims associated therewith, other than (A) in the ordinary course of business consistent with past practice or (B)(1) that does not result in liability in excess of $500,000 individually (net of the amount reserved therefor or reflected on the balance sheet of the Company as of September 30, 2017) and (2) that would not reasonably be expected to prohibit or materially restrict or materially impair the Acquired Companies from operating their business in substantially the same manner as operated on the date of this Agreement;

(xx) commence or settle, compromise or otherwise resolve any Action (A) outside the ordinary course of business consistent with past practice, (B)(1) as would result in any liability in excess of $250,000 individually (net of the amount reserved therefor or reflected on the balance sheet of the Company as of September 30, 2017 or amounts covered by insurance) or (2) that would reasonably be expected to prohibit or materially restrict or materially impair the Acquired Companies from operating their business in substantially the same manner as operated on the date of this Agreement or (C) to the extent such Action (1) involves any injunction on any of the Acquired Companies, (2) involves any non-monetary relief (x) providing for the entry by an Acquired Company into any Contract of the type described in Section 3.15(a) or (y) that would or would reasonably be expected to materially affect the operations of any of the Acquired Companies or, after giving effect to the Merger, any of the Parent Companies, (3) provides for any admission of liability by any of the Acquired Companies or (4) is a governmental, administrative or regulatory investigation, audit or inquiry;

(xxi) other than non-exclusive licenses or sublicenses in the ordinary course of business consistent with past practice, enter into any agreement, arrangement or commitment to grant a license of Intellectual Property;

(xxii) transfer, sell, lease, license (except as permitted by Section 5.1(b)(xxi)), mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material Company Intellectual Property;

(xxiii) (i) renew any Material Company Contract or enter into or renew any Contract that would be a Material Company Contract if in effect on the date of this Agreement, other than (A) with respect to any Contract that can be terminated by any Acquired Company without material liability to the Acquired Company on sixty (60) days’ prior written notice or (ii) terminate or consent to the termination of (other than expiration in accordance with its terms without action), amend or modify any Material Company Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Material Company Contract if in effect on the date of this Agreement, other than in the ordinary course of business consistent with past practice and as would not reasonably be expected to be adverse to the Acquired Companies or the Parent Companies;

(xxiv) waive, release, or fail to enforce its material rights under any Material Company Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Material Company Contract if in effect on the date of this Agreement, other than in connection with a settlement or other action permitted by Section 5.1(b)(xviii) or Section 5.1(b)(xix);

(xxv) effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN;

(xxvi) (A) enter into any new line of business or (B) conduct a line of business of the Acquired Companies in any geographic area where they have never conducted business prior to the date of this Agreement and which is governed by any Insurance Regulator that does not already have jurisdiction over any Acquired Company or Parent Company or any business thereof;

(xxvii) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union or representative body of any Acquired Company employees or enter into negotiations regarding any such agreement;

(xxviii) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

(xxix) agree to take, authorize, enter into any Contract obligating it to take, or commit to take any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xxviii).

Section 5.2 Conduct of Business of Parent.

(a) Except for matters set forth in Section 5.2 of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or by any financing arrangements entered into by any Parent Company in connection herewith or required by Law or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, Parent shall, and shall cause each of its Subsidiaries to, (i) use reasonable best efforts to conduct its business and the business of its Subsidiaries in the usual, regular and ordinary course in substantially the same manner as previously conducted and, (ii) to the extent consistent therewith, use, and cause each of its Subsidiaries to use, reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries and goodwill associated therewith.

(b) Without limiting the generality of Section 5.2(a), except for matters set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly required or permitted by this Agreement, from the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, Parent shall not, and shall not permit any Subsidiary of Parent to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or permit the adoption of any amendment (whether by merger, amalgamation, scheme of arrangement, consolidation or otherwise) to the Parent Charter or the Parent Bylaws in a manner that would adversely affect the consummation of the

Merger or would affect, following the Effective Time, the holders of Company Common Stock whose shares may be converted into Parent Common Stock pursuant hereto in a manner different than holders of Parent Common Stock immediately prior to the Effective Time;

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except for any merger or consolidation solely among wholly owned Subsidiaries of Parent not in violation of any instrument binding on any of the Parent Companies and that would not reasonably be expected to result in a material increase in the net Tax liability of the Parent Companies taken as a whole and would not present a material risk of any delay in the receipt of any approvals required under Section 6.1;

(iii) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, (B) Parent Voting Debt or other voting securities, (C) Parent Stock Equivalents or (D) options, warrants or other securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than (1) the issuance of shares of Parent Common Stock upon the exercise, conversion or vesting of derivative or convertible securities in accordance with the terms under the Parent Stock Plans as of the date of this Agreement, (2) pursuant to a Parent Stock Plan or (3) the issuance of shares of Parent Common Stock or other securities of Parent in connection with bona fide acquisitions, mergers, strategic partnership transactions or similar transactions permitted under clause (vi) below;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, equity interests, property or otherwise, with respect to any of its capital stock or other equity interests, other than (A) any dividend or distribution by a Subsidiary of Parent to Parent or to another wholly owned Subsidiary of Parent and (B) regular quarterly dividends in an amount per share of Parent Common Stock no greater than the quarterly dividend declared and to be paid by Parent during the fiscal quarter ended March 31, 2018, with record and payment dates in accordance with Parent’s customary dividend schedule;

(v) adjust, split or combine any shares of its capital stock or other equity interests (except in connection with the cashless exercises or similar transactions (including withholding of Taxes) pursuant to the vesting or exercise, as the case may be, of Parent Stock Awards or other equity awards of Parent outstanding as of the date hereof or issued pursuant to Parent Stock Plans), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent’s capital stock, in each case in a manner that would adversely affect the consummation of the Merger or would affect, following the Effective Time, the holders of Company Common Stock whose shares may be converted into Parent Common Stock pursuant hereto in a manner different than holders of Parent Common Stock immediately prior to the Effective Time; or

(vi) agree to take, authorize, enter into any Contract obligating it to take, or commit to take any of the actions described in Sections 5.2(b)(i) through 5.2(b)(v).

Section 5.3 Company Acquisition Proposals.

(a) Following the execution of this Agreement, the Company and its Subsidiaries shall, and the Company shall cause the directors and officers of the Company to and shall direct their respective other Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality or standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates or Representatives is a party solely to permit any Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law.

(b) The Company and its Subsidiaries shall not, and the Company shall cause the directors and officers of the Company not to and shall direct their respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or related to a Company Acquisition Proposal, (ii) make available any non-public information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than the Company’s Representatives) in connection with a Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Section 5.3, if at any time prior to obtaining the Company Shareholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of this Agreement and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the

Company Shareholder Approval, the Company may (and may authorize and permit its Subsidiaries and Representatives to): (A) make available information with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; provided that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such Person; and (B) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal; provided, however, that the Acquired Companies shall, and shall cause their Subsidiaries and the Company’s directors and officers to, and direct the Company’s other Representatives to, cease any activities described in clause (A) or (B) of this Section 5.3(c) immediately following the time that the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisor) that the applicable Company Acquisition Proposal ceases to be a Company Superior Proposal or a Company Acquisition Proposal that could reasonably be expected to lead to a Company Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may in any event have discussions with any Person solely in order to (1) clarify and understand the terms and conditions of the Company Acquisition Proposal made by such Person and (2) to request that any Company Acquisition Proposal made orally be made in writing. The Company shall promptly (and in any event within twenty-four (24) hours) advise Parent in writing of the receipt of any Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal or inquiry, proposal or offer and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Company Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Company Acquisition Proposal (or a written summary of the material terms of such Company Acquisition Proposal, if not made in writing).

(d) Except as otherwise provided in Section 5.3(e), Section 5.3(f) or Section 5.3(g), neither the Company Board nor any committee thereof shall (i)(A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation or the approval of this Agreement, the Merger or any of the other Transactions, take any action (or permit or authorize any of the Acquired Companies or any of its or their respective Representatives to take any such action) inconsistent with the Company Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.3(d)(i)(A) being referred to herein as a “Company Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Company Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Company Acquisition Proposal, other than a Company Acceptable Confidentiality Agreement pursuant to Section 5.3(c), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the Company Charter or the Company Regulations inapplicable to any transactions contemplated by a Company Acquisition Proposal (including approving any transaction under the OGCL) or (iv) resolve, agree or propose to take any such actions.

(e) Notwithstanding Section 5.3(d), at any time prior to obtaining the Company Shareholder Approval, provided that the Acquired Companies have complied with the provisions of this Section 5.3 applicable to the Acquired Companies, then, prior to obtaining the Company Shareholder Approval, the Company Board may solely in response to a Company Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Section 5.3, make a Company Adverse Recommendation Change in order to cause the Company to terminate this Agreement pursuant to Section 7.1(d)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Company Superior Proposal. Neither the Company Board nor any committee thereof shall make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(iv) or cause the Company to enter into a binding definitive agreement to effect such Company Superior Proposal unless the Company has first complied with the provisions of Section 5.3(f) and, after so complying, the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has first (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) advising Parent that the Company has received a Company Superior Proposal, specifying the terms and conditions of such Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing copies of any agreements intended to effect such Company Superior Proposal and that the Company Board has made the determination required under Section 5.3(e), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the four (4) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), in good faith with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement (to the extent Parent wishes to do so) so that such Company Acquisition Proposal no longer constitutes a Company Superior Proposal, and (iii) after complying with the immediately foregoing clauses (i) and (ii), reaffirmed the Company Board’s determination required under Section 5.3(e) in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if, during the Company Superior Proposal Notice Period any revisions are made to a Company Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Company Superior Proposal to Parent and shall comply with the requirements of this Section 5.3(f) with respect to such new Notice of Company Superior Proposal, except that any subsequent Company Superior Proposal Notice Period shall be two (2) Business Days following Parent’s receipt of such new Notice of Company Superior Proposal.

(g) Nothing in this Agreement shall prohibit or restrict the Company Board, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Adverse Recommendation Change in response to the occurrence of a Company

Intervening Event if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law and the Company has first: (i) provided written notice to Parent (a “Notice of Company Intervening Event”) describing the Company Intervening Event and advising Parent that the Company Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused the Company and its Representatives to negotiate, during the four (4) Business Days following Parent’s receipt of the Notice of Company Intervening Event (the “Company Intervening Event Notice Period”), in good faith with Parent regarding any revisions to the terms of the Transactions proposed by Parent in response to such Company Intervening Event; and (iii) at the end of the Company Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that a Company Intervening Event continues to exist and that the failure to make a Company Adverse Recommendation Change would constitute a breach by the Company Board of its fiduciary duties to the shareholders of the Company under applicable Law.

(h) The Company agrees that it shall take all actions necessary so that any Company Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including the State of Ohio) or other similar statutes to be applicable to the Transactions, including the Merger.

(i) Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or (B) making any disclosure to its shareholders if the Company Board determines (after consultation with its outside counsel) that failure to do so would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the shareholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Company Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects a Company Adverse Recommendation Change in accordance with Section 5.3(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within the later of (1) three (3) Business Days after such “stop, look and listen” communication and (2) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Company Acquisition Proposal with the SEC.

(j) Any action taken or not taken by any Representative of any of the Acquired Companies that, if taken or not taken by the Company would constitute a breach of this Section 5.3, shall be deemed a breach of this Agreement by the Company.

(k) For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

(i) “Company Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement; provided that such confidentiality agreement (A) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Company Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (1) make a confidential Company Acquisition Proposal to the Company Board or (2) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such “standstill,” similar provision or other provision that prohibits the making of a Company Acquisition Proposal and (B) shall not prohibit compliance by any of the Acquired Companies with any of the provisions of this Agreement.

(ii) “Company Acquisition Proposal” means any proposal, inquiry, submission or offer (whether or not in writing) with respect to, or that is or would reasonably be expected to lead to the same with respect to, any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Acquired Companies pursuant to which any Person or the stockholders of any Person (other than the Parent Companies or their Affiliates) would own, directly or indirectly, fifteen percent (15%) or more of any class of capital stock or other equity securities of the Company or of the surviving entity or the resulting direct or indirect parent entity of the Company or such surviving entity, other than, in each case, the Transactions, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of the Company or otherwise) of any business or assets of any of the Acquired Companies representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of the Acquired Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of the Company, (D) transaction in which the holders of the voting power of the Company immediately prior to such transaction own eighty-five percent (85%) or less of the voting power of the Company immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the outstanding Company Shares or (F) any combination of the foregoing (in each case, other than the Merger).

(iii) “Company Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Acquired Companies, taken as a whole, that is not known or reasonably foreseeable, or the consequences or magnitude of the consequences of which are not known or reasonably foreseeable, to or by the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence or the consequences or magnitude of the consequences thereof becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval; provided, however, that if the Company Intervening Event relates to an event, fact, circumstance, development or occurrence involving Parent or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Company Intervening Event unless (x) it has a Parent Material Adverse Effect or (y) other than with respect to any of the consents, qualifications, approvals, clearances, orders, waivers or exemptions contemplated by Section 5.7, it materially impairs the ability of the Parent to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions; provided, further, that in no event shall the following constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry or matter relating thereto or consequence thereof; (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement or any other agreements or other documents delivered in connection herewith; and (C) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Company Intervening Event).

(iv) “Company Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than fifty percent (50%) of the outstanding Company Shares or substantially all of the assets of the Acquired Companies, taken as a whole, (A) on terms which the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation) to be superior to the shareholders of the Company to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), and (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer.

Section 5.4 Parent Acquisition Proposals.

(a) Following the execution of this Agreement, the Parent Companies shall, and Parent shall cause the directors and officers of Parent to and shall direct their respective other Representatives to, (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal and (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Parent Acquisition Proposal. Parent shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality or standstill agreement to which any Parent Company or any of its Affiliates or Representatives is a party with respect to any Parent

Acquisition Proposal, and shall enforce, to the fullest extent permitted by applicable Law, the provisions of any such agreement; provided, however, that Parent shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Parent Company or any of its Affiliates or Representatives is a party solely to permit any Parent Acquisition Proposal if the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that failure to waive such standstill would constitute a breach of its fiduciary duties to the stockholders of Parent under applicable Law.

(b) The Parent Companies shall not, and Parent shall cause the directors and officers of Parent not to and shall direct their respective other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting or related to a Parent Acquisition Proposal, (ii) make available any non-public information regarding any of the Parent Companies to any Person (other than the Company and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to a Parent Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Parent Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Parent Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Parent Acquisition Proposal, (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Parent Acquisition Proposal (other than a Parent Acceptable Confidentiality Agreement in accordance with Section 5.4(c)) or (vii) reimburse or agree to reimburse the expenses of any other Person (other than Parent’s Representatives) in connection with a Parent Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Section 5.4, if at any time prior to obtaining the Parent Stockholder Approval, (i) Parent receives, after the date of this Agreement, an unsolicited bona fide written Parent Acquisition Proposal, (ii) such Parent Acquisition Proposal did not result from a breach of this Agreement and (iii) Parent Board determines in good faith (after consultation with Parent’s outside legal counsel and outside financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, then, prior to obtaining Parent Stockholder Approval, Parent may (and may authorize and permit its Subsidiaries and Representatives to): (A) make available information with respect to the Parent Companies to the Person making such Parent Acquisition Proposal pursuant to a Parent Acceptable Confidentiality Agreement; provided that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to the Company or shall be provided or made available to the Company prior to or substantially concurrently with the time it is provided or made available to such Person; and (B) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal; provided, however, that the Parent Companies shall, and shall cause their Subsidiaries and Parent’s directors and officers to, and direct Parent’s other Representatives to, cease any activities described in clause (A) or (B) of this Section 5.4(c) immediately following the time that the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel and outside financial advisor) that the applicable Parent Acquisition Proposal ceases to be a Parent Superior Proposal or a

Parent Acquisition Proposal that could reasonably be expected to lead to a Parent Superior Proposal. Notwithstanding anything to the contrary contained in this Agreement, Parent and its Representatives may in any event have discussions with any Person solely in order to (1) clarify and understand the terms and conditions of the Parent Acquisition Proposal made by such Person and (2) to request that any Parent Acquisition Proposal made orally be made in writing. Parent shall promptly (and in any event within twenty-four (24) hours) advise the Company in writing of the receipt of any Parent Acquisition Proposal (including the identity of the Person making or submitting such Parent Acquisition Proposal or inquiry, proposal or offer and the terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. Parent shall keep the Company informed, on a reasonably current basis, of the status of, and any financial or other changes in, any such Parent Acquisition Proposal, inquiry, proposal or offer, including providing Parent copies of any correspondence related thereto and proposed documents to effect such Parent Acquisition Proposal (or a written summary of the material terms of such Parent Acquisition Proposal, if not made in writing).

(d) Except as otherwise provided in Section 5.4(e), Section 5.4(f) or Section 5.4(g), neither the Parent Board nor any committee thereof shall (i) (A) directly or indirectly, fail to make, withhold, withdraw or qualify (or modify in a manner adverse to Parent) the Parent Recommendation or the approval of this Agreement, the Merger or any of the other Transactions, take any action (or permit or authorize any of the Parent Companies or any of its or their respective Representatives to take any such action) inconsistent with the Parent Recommendation or resolve, agree or propose to take any such actions (each such action set forth in this Section 5.4(d)(i)(A) being referred to herein as a “Parent Adverse Recommendation Change”) or (B) adopt, approve, recommend, endorse or otherwise declare advisable any Parent Acquisition Proposal or resolve, agree or propose to take any such actions, (ii) cause or permit Parent to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to a Parent Acquisition Proposal, other than a Parent Acceptable Confidentiality Agreement pursuant to Section 5.4(c), (iii) take any action to make the provisions of any Takeover Laws or any restrictive provision of any applicable anti-takeover provision in the Parent Charter or the Parent Bylaws inapplicable to any transactions contemplated by a Parent Acquisition Proposal (including approving any transaction under the Delaware General Corporation Law) or (iv) resolve, agree or propose to take any such actions.

(e) Notwithstanding Section 5.4(d), at any time prior to obtaining Parent Stockholder Approval, provided that the Parent Companies have complied with the provisions of this Section 5.4 applicable to the Parent Companies, then, prior to obtaining the Parent Stockholder Approval, the Parent Board may solely in response to a Parent Superior Proposal received on or after the date hereof that has not been withdrawn or abandoned and that did not result from a breach of this Section 5.4, make a Parent Adverse Recommendation Change in order to cause Parent to terminate this Agreement pursuant to Section 7.1(c)(iv) (including payment of the Termination Fee) and concurrently enter into a binding definitive agreement to effect such Parent Superior Proposal. Neither the Parent Board nor any committee thereof shall make a Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iv) or cause Parent to enter into a binding definitive agreement to effect such Parent Superior Proposal unless Parent has first complied with the provisions of Section 5.4(f) and, after so complying, the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal.

(f) Parent Board shall not take any action set forth in Section 5.4(e) unless Parent has first (i) provided written notice to the Company (a “Notice of Parent Superior Proposal”) advising the Company that Parent has received a Parent Superior Proposal, specifying the terms and conditions of such Parent Superior Proposal, identifying the Person making such Parent Superior Proposal and providing copies of any agreements intended to effect such Parent Superior Proposal and that the Parent Board has made the determination required under Section 5.4(e), (ii) negotiated, and caused Parent and its Representatives to negotiate, during the four (4) Business Day period following the Company’s receipt of the Notice of Parent Superior Proposal (the “Parent Superior Proposal Notice Period”), in good faith with the Company to enable the Company to make a counteroffer or propose to amend the terms of this Agreement (to the extent the Company wishes to do so) so that such Parent Acquisition Proposal no longer constitutes a Parent Superior Proposal, and (iii) after complying with the immediately foregoing clauses (i) and (ii), reaffirmed the Parent Board’s determination required under Section 5.4(e) in light of any counteroffer or proposed amendment to the terms of this Agreement; provided, however, that if, during the Parent Superior Proposal Notice Period any revisions are made to a Parent Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), Parent shall deliver a new Notice of Parent Superior Proposal to Parent and shall comply with the requirements of this Section 5.4(f) with respect to such new Notice of Parent Superior Proposal, except that any subsequent Parent Superior Proposal Notice Period shall be two (2) Business Days following the Company’s receipt of such new Notice of Parent Superior Proposal.

(g) Nothing in this Agreement shall prohibit or restrict the Parent Board, in circumstances not involving or relating to a Parent Acquisition Proposal, from effecting a Parent Adverse Recommendation Change in response to the occurrence of a Parent Intervening Event if the Parent Board determines in good faith (after consultation with Parent’s outside legal counsel) that the failure to do so would constitute a breach of its fiduciary duties to the stockholders of Parent under applicable Law and Parent has first: (i) provided written notice to the Company (a “Notice of Parent Intervening Event”) describing the Parent Intervening Event and advising the Company that the Parent Board intends to take such action and specifying the reasons therefor in reasonable detail; (ii) negotiated, and caused Parent and its Representatives to negotiate, during the four (4) Business Days following the Company’s receipt of the Notice of Parent Intervening Event (the “Parent Intervening Event Notice Period”), in good faith with the Company regarding any revisions to the terms of the Transactions proposed by the Company in response to such Parent Intervening Event; and (iii) at the end of the Parent Intervening Event Notice Period, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company), that a Parent Intervening Event continues to exist and that the failure to make a Parent Adverse Recommendation Change would constitute a breach by the Parent Board of its fiduciary duties to the stockholders of Parent under applicable Law.

(h) Parent agrees that it shall take all actions necessary so that any Parent Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Parent Board or any committee thereof in any respect that would have the effect of causing any of the Takeover Laws of any state (including the State of Ohio) or other similar statutes to be applicable to the Transactions, including the Merger.

(i) Nothing contained in this Section 5.4 or elsewhere in the Agreement shall prohibit the Parent Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act or (B) making any disclosure to its stockholders if the Parent Board determines (after consultation with its outside counsel) that failure to do so would constitute a breach of its fiduciary duties to the stockholders of Parent under applicable Law; provided, however, that neither Parent nor Parent Board (or any committee thereof) shall be permitted to recommend that the stockholders of Parent tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Parent Acquisition Proposal), unless in each case, in connection therewith, the Parent Board effects a Parent Adverse Recommendation Change in accordance with Section 5.4(e); provided, further that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board expressly publicly reaffirms the Parent Recommendation and rejects any Parent Acquisition Proposal within the later of (1) three (3) Business Days after such “stop, look and listen” communication and (2) if applicable, the deadline for filing a Schedule 14D-9 with respect to such Parent Acquisition Proposal with the SEC.

(j) Any action taken or not taken by any Representative of any of the Parent Companies that, if taken or not taken by Parent would constitute a breach of this Section 5.4, shall be deemed a breach of this Agreement by Parent.

(k) For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

(i) “Parent Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to Parent than, those set forth in the Confidentiality Agreement; provided that such confidentiality agreement (A) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Parent Acquisition Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (1) make a confidential Parent Acquisition Proposal to the Parent Board or (2) make confidential requests to Parent for amendments, waivers or consents under, or agreements not to enforce, such “standstill,” similar provision or other provision that prohibits the making of a Parent Acquisition Proposal and (B) shall not prohibit compliance by any of the Parent Companies with any of the provisions of this Agreement.

(ii) “Parent Acquisition Proposal” means any proposal, inquiry, submission or offer (whether or not in writing) with respect to, or that is or would reasonably be expected to lead to the same with respect to, any (A) merger, consolidation, share exchange, other business combination or similar transaction involving any of the Parent Companies pursuant to which any Person or the stockholders of any Person (other than the Acquired Companies or their Affiliates) would own, directly or indirectly, fifteen percent (15%) or more of any class of capital stock or other equity securities of Parent or of the surviving entity or the resulting direct or indirect parent entity of Parent or such surviving entity, other than, in each case, the Transactions, (B) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Subsidiary of Parent or otherwise) of any business or assets of any of the Parent Companies representing fifteen percent (15%) or more of the consolidated revenues, net income or assets of the Parent Companies, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing fifteen percent (15%) or more of the voting power of Parent, (D) transaction in which the holders of the voting power of Parent immediately prior to such transaction own eighty-five percent (85%) or less of the voting power of Parent immediately following the transaction, (E) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, fifteen percent (15%) or more of the outstanding shares of Parent Common Stock or (F) any combination of the foregoing (in each case, other than the Merger).

(iii) “Parent Intervening Event” means an event, fact, circumstance, development or occurrence that is material to the Parent Companies, taken as a whole, that is not known or reasonably foreseeable, or the consequences or magnitude of the consequences of which are not known or reasonably foreseeable, to or by the Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence or the consequences or magnitude of the consequences thereof becomes known to or by the Parent Board prior to obtaining the Parent Stockholder Approval; provided, however, that if the Parent Intervening Event relates to an event, fact, circumstance, development or occurrence involving the Company or any of its Subsidiaries, then such event, fact, circumstance, development or occurrence shall not constitute a Parent Intervening Event unless (x) it has a Company Material Adverse Effect or (y) other than with respect to any of the consents, qualifications, approvals, clearances, orders, waivers or exemptions contemplated by Section 5.7, it materially impairs the ability of the Company to perform its obligations hereunder or prevent or unreasonably delay the consummation of any of the Transactions; provided, further, that in no event shall the following constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry or matter relating thereto or consequence thereof; (B) events or circumstances arising from the announcement or the existence of, or any action taken by either party pursuant to and in compliance with the terms of, this Agreement or any other agreements or other documents delivered in connection herewith; and (C) changes in the market price or trading volume of the Company Shares or shares of Parent Common Stock (it being understood that the facts and occurrences giving rise to or contributing to such changes may be taken into account in determining whether there has been a Parent Intervening Event).

(iv) “Parent Superior Proposal” means any binding, bona fide written offer made by a third party or group pursuant to which such third party or group would acquire, directly or indirectly, more than fifty percent (50%) of the outstanding shares of Parent Common Stock or substantially all of the assets of the Parent Companies, taken as a whole, (A) on terms which Parent Board determines in good faith (after consultation with Parent’s outside legal counsel and a financial advisor of nationally recognized reputation) to be superior to the stockholders of Parent to the Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including the Termination Fee, any changes proposed by Parent to the terms of this Agreement and the potential time delays and other risks to consummation associated with such offer), (B) that is reasonably likely to be completed, taking into account all financial, regulatory, legal and other aspects of such offer.

Section 5.5 Preparation of the Form S-4 and Joint Proxy Statement; Shareholder and Stockholder Meetings.

(a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare, and Parent shall file with the SEC, the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in the preparation and filing of the Form S-4 and Joint Proxy Statement. The Company and Parent shall provide the other with the opportunity to review and comment on such documents prior to their filing with the SEC. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective under the Securities Act or any supplement or amendment has been filed with the SEC, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other and an appropriate amendment or supplement to the Form S-4 or the Joint Proxy Statement describing such information shall be promptly filed with the SEC, after the other has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the stockholders of Parent and the shareholders of the Company. Parent will cause the Joint Proxy Statement to be mailed to Parent’s stockholders and the Company will cause the Joint Proxy Statement to be mailed to the Company’s shareholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act.

(b) The Company shall, as soon as reasonably practicable (and in no event later than thirty (30) days) following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholder Meeting”) for the purpose of seeking the Company Shareholder Approval. Subject to Section 5.3(e), Section 5.3(f) and Section 5.3(g), the Company shall, through the Company Board, recommend that its shareholders adopt and approve this Agreement and the Transactions, including the Merger (the “Company Recommendation”), and shall use its reasonable best efforts to (i) solicit from its shareholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Shareholder Approval, and the Company Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Company Recommendation in a manner adverse to Parent. The Company shall have the right to postpone or adjourn the Company Shareholder Meeting for no longer than twenty (20) Business Days in the aggregate (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time, taking into account the amount of time until the Company Shareholder Meeting, the Company has not received a number of proxies that would reasonably be believed to be insufficient to obtain the Company Shareholder Approval at the Company Shareholder Meeting or (C) with the prior written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.5(b) shall not be affected by (and the Company shall seek the Company Shareholder Approval at the Company Shareholder Meeting notwithstanding the occurrence of) the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change (in the event of such a Company Adverse Recommendation Change, except with respect to the Company Recommendation) unless this Agreement has been terminated in accordance with Section 7.1(d)(iv).

(c) Parent shall, as soon as reasonably practicable (and in no event later than thirty (30) days) following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of seeking the Parent Stockholder Approval. Subject to Section 5.4(e), Section 5.4(f) and Section 5.4(g), Parent shall, through the Parent Board, recommend that its stockholders approve the Share Issuance (the “Parent Recommendation”) and shall use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval of the Share Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval, and the Parent Board shall not withhold, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, the Parent Recommendation in a manner adverse to Parent. Parent shall have the right to postpone or adjourn the Parent Stockholder Meeting for no longer than twenty (20) Business Days in the aggregate (A) for the absence of a quorum, (B) to allow reasonable additional time to solicit additional proxies to the extent that at such time, taking into account the amount of time until the Parent Stockholder Meeting, Parent has not received a number of proxies that would reasonably be believed to be insufficient to obtain the Parent Stockholder Approval at the Parent Stockholder Meeting or (C) with the prior written consent of the Company.

(d) The Company and Parent shall use reasonable best efforts to hold the Company Shareholder Meeting and the Parent Stockholder Meeting on the same date, including by postponing or adjourning the Company Shareholder Meeting or the Parent Stockholder Meeting, as applicable, if the other party postpones or adjourns the Parent Stockholder Meeting or the Company Shareholder Meeting, as applicable.

Section 5.6 Access to Information; Confidentiality. Subject to contractual and legal restrictions applicable to the Company or Parent or any of their respective Subsidiaries, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, afford to the other and to the Representatives of such other reasonable access during normal business hours during the period from the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, to all of their respective properties, books, contracts, commitments, personnel and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other and to the Representatives of such other all information concerning its business, properties and personnel as such other may reasonably request; provided, however, that such access does not unreasonably disrupt the ordinary course operations of the Acquired Companies or the Parent Companies, as applicable. No access, materials, information or investigation pursuant to this Section 5.6 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. This Section 5.6 shall not require any Acquired Company or Parent Company to permit any access, or to disclose any materials or information, that in the reasonable judgment of such party would reasonably be expected to (i) result in the disclosure of any trade secrets of third parties or a violation of any of its obligations with respect to confidentiality under any Contract, Law or otherwise (provided that party shall have used its commercially reasonable efforts to obtain the consent of such third party to such access or disclosure), (ii) result in the loss of the attorney-client privilege, work product doctrine or other legal privilege with respect to such materials or information or (iii) in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive, result in a violation of applicable Law (including a Governmental Entity alleging that providing such information violates any Regulatory Law). If any material is withheld by a party pursuant to the preceding sentence, such party shall inform the other as to the general nature of what is being withheld and use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply, to the extent permitted by applicable Law. All materials and information exchanged or to which access is granted pursuant to this Section 5.6 shall be subject to the letter agreement, dated as of October 16, 2017 (the “Confidentiality Agreement”), by and between the Company and Parent.

Section 5.7 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including: (i) obtaining all necessary actions or non-actions, waivers, consents, qualifications and approvals from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity (including under the HSR Act and the Requisite Regulatory Approvals); (ii) obtaining all necessary consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, but excluding any lawsuits or other legal proceedings brought by or against any Insurance Regulator; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement (it being acknowledged and agreed that no Parent Company shall be obligated to, and no Acquired Company shall, without the prior written consent of Parent (which consent shall be in the sole discretion of Parent), in connection with the actions contemplated by the foregoing clauses (ii) and (iv), agree to any modification to or accommodation under any Contract or pay any fee, penalty or other consideration to any third party for or relating to any consent or approval required for the consummation of the Transactions). In furtherance and not in limitation of the foregoing, each party hereto agrees to make, if required, appropriate filings and registrations under applicable Regulatory Laws and Insurance Laws. Each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within a reasonable time period not to exceed fifteen (15) days after the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act. Each party hereto agrees to make appropriate filings of Applications for Approval of Acquisition of Control Statements, or “Form A” statements, and all related filings, with respect to the Transactions with the applicable Insurance Regulators, as applicable, as soon as practicable after the date hereof and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be reasonably requested by any Insurance Regulator pursuant to the Insurance Laws and to take all other commercially reasonable actions necessary, proper or advisable to obtain the applicable consents and approvals of the applicable Insurance Regulators as soon as practicable.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with and without limiting the obligations to use certain efforts referenced in Section 5.7(a), to the extent relating to the requisite approvals, authorizations and clearances for the Transactions under the HSR Act and the other Regulatory Laws and the Insurance Laws, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”), any Insurance Regulator or any other Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions, (iii) permit the other a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting, discussion or conference with, the FTC, the DOJ, any Insurance Regulator or any other Governmental Entity or, in connection with any Action by a private party, with any other Person, and, to the extent permitted by the FTC, the DOJ, such Insurance Regulator or such other applicable Governmental Entity or other Person, as applicable, give the other the reasonable opportunity to attend and participate in such meetings, discussions and conferences and (iv) to the extent practicable and subject to the other provisions in this Section 5.7, attempt to confer in good faith in order to (A) exchange and review respective views and positions with the other as to potential Materially Burdensome Conditions and (B) discuss and present to, and engage with, the applicable Governmental Entity regarding any approaches or actions that could mitigate the scope or impact of a potential Materially Burdensome Condition so that it does not become a Materially Burdensome Condition. Parent and the Company shall promptly advise each other upon receiving any communication, including promptly furnishing each other copies of any written or electronic communication, and shall promptly advise each other when any such communication causes such party to believe that there is a reasonable likelihood that any requisite approval, authorization or clearance for the Transactions under the HSR Act or any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval, authorization or clearance or Requisite Regulatory Approval will be materially delayed or conditioned or impose or require a Materially Burdensome Condition. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to the HSR Act or any other applicable Regulatory Law, including any proceeding under 16 C.F.R. § 803.20. Notwithstanding the foregoing, (A) Parent shall have final approval over all matters pertaining to any Action, meeting, discussion, conference or response in connection with the HSR Act and any Requisite Regulatory Approval and (B) the Company and Parent may, as each deems advisable and necessary (after consultation with the Company’s or Parent’s outside legal counsel, as applicable), reasonably designate any competitively sensitive material provided to the other side under this Section 5.7(b) as Competitively Sensitive Information (as defined in the Confidentiality Agreement (for the avoidance of doubt, as supplemented by the letter agreement, dated as of January 29, 2018 (the “Clean Team Addendum”), by and between the Company and Parent)). Such materials and the information contained therein shall be given only to the Clean Team Member (as defined in the Clean Team Addendum) and the outside counsel for matters relating to Regulatory Law of the recipient and will not be disclosed by such Clean Team Member or outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates, unless expressly provided for in and in compliance with the terms and conditions set forth in the Confidentiality Agreement (for the avoidance of doubt, as supplemented by the

Clean Team Addendum)) or express permission is obtained in advance from the Company or Parent, as the case may be, or its outside legal counsel. Each of the Company and Parent shall cause the Clean Team Member and its respective outside legal counsel for matters relating to Regulatory Law to comply with this Section 5.7(b).

(c) Without limiting any other obligations of Parent hereunder, Parent will use its reasonable best efforts to respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Entity with respect to the Transactions and use reasonable best efforts to take any and all action necessary to ensure that each requisite approval, authorization or clearance under the HSR Act and each Requisite Regulatory Approval is obtained by the Outside Date, in each case, without imposing or requiring a Materially Burdensome Condition.

(d) Notwithstanding anything in this Agreement to the contrary, no Parent Company shall be obligated to, and no Acquired Company shall, without the prior written consent of Parent, consent to, take or refrain from taking, or offer or commit or consent to take or refrain from taking (i) any action that involves (A) making any divestiture or disposition of any portion of any business or assets, (B) licensing any portion of any business or assets, (C) accepting or entering any consent decree or hold separate order or (D) placing any assets in trust, in each case by Parent or any of the other Parent Companies or the Company or any of the other Acquired Companies or any of their respective Affiliates, in each case except for such actions related to de minimis assets (with such assets measured on a scale relative to the Acquired Companies, taken as a whole), (ii) any action that involves (A) accepting or entering into any operational restriction or restriction on the payment or declaration of dividends, (B) making any capital commitment or capital guaranty or (C) entering into any capital support agreement, statement of support, guarantee, keep well or other similar capital maintenance undertaking to maintain a minimum risk-based capital level or rating, in each case with respect to, or in connection with, Parent or the other Parent Companies or the Company or the other Acquired Companies or any of their respective Affiliates which, in each case and together with any other such action, would or would reasonably be expected to detract from the benefits reasonably expected to be derived by Parent and the other Parent Companies as a result of the Merger (with such benefits measured on a scale relative to the Acquired Companies, taken as a whole and to include Parent’s ability to operate its business after giving effect to the Merger), or (iii) any action that would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, after giving effect to the Merger (with such materiality measured on a scale relative to the Acquired Companies, taken as a whole), in each case of the immediately foregoing clauses (i), (ii) and (iii), whether before or after the Closing (any such action, a “Materially Burdensome Condition”).

(e) Notwithstanding anything to the contrary contained in this Agreement, in no event shall a party hereto or any of its Affiliates be required by a Governmental Entity to agree to take, or enter into any action, which action is not conditioned upon the Closing.

Section 5.8 Employee Benefits Matters.

(a) Following the Effective Time, Parent shall use commercially reasonable efforts to cause each employee of the Company, the Surviving Corporation or their respective Subsidiaries who shall have been an employee of any of the Acquired Companies immediately prior to the

Effective Time (“Continuing Employees”) to be provided full credit for prior service with the Company or its Subsidiaries as was credited under similar or comparable Company Plans for purposes of (i) eligibility and vesting under any Parent Employee Plans, but not for benefit accrual purposes under any defined benefit plan of any of the Parent Companies or for purposes of determining eligibility for retiree health and welfare benefits, and (ii) unless covered under another arrangement with or of Parent or the Surviving Corporation, determination of benefit levels under any Parent Employee Plan or policy of general application relating to vacation or severance, in either case for which the Continuing Employees are otherwise prospectively eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For the avoidance of doubt, no Continuing Employee shall be retroactively eligible for any Parent Employee Plan, including any such Parent Employee Plan that was frozen prior to the Effective Time. In addition, Parent shall: (A) waive, or shall use commercially reasonably efforts to cause to be waived, any limitations on benefits relating to pre-existing conditions, actively-at-work requirements, waiting periods and similar exclusions, to the same extent such limitations, exclusions and requirements would not have been applicable to such Continuing Employee and his or her covered dependents under the terms of any comparable medical and dental plan of the Acquired Companies; and (B) use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the similar or comparable Company Plans to be taken into account for purposes of satisfying all deductibles, co-payments, maximum out-of-pocket requirements and similar expenses applicable to such Continuing Employee and his or her covered dependents for the applicable similar or comparable Parent Employee Plan during the calendar year in which the Closing Date occurs. For purposes of this Agreement, the term “Parent Employee Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other formal written plan or policy under which service with Parent is relevant to eligibility, vesting or level of benefits, for the benefit of, or relating to, the current employees of Parent or its Subsidiaries and with respect to which eligibility has not been frozen.

(b) To the extent requested by Parent in a written notice to the Company provided at least five (5) days prior to the Effective Time, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, any Company Plan that provides for cash or deferred elections, within the meaning of Section 401(k) of the Code. If Parent provides such a notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Company Board has validly adopted resolutions to terminate such Company Plans (the form and substance of which resolutions shall be subject to the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), effective no later than the date immediately preceding the Closing Date.

(c) Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific employee benefit plans, to permit the rollover of plan benefits into, or participation in, a Parent benefit plan or to continue the employment of any specific individual. With respect to any individual whose employment is terminated by Parent or the Surviving

Corporation during the twelve (12) month period immediately following the Effective Time (but not including any individual who has entered into an individualized agreement providing for severance benefits upon a qualifying termination of employment), Parent or the Surviving Corporation shall provide severance benefits to such individual which shall be determined and payable in accordance with the severance benefit plan maintained for similarly situated employees of the Company at the Effective Time, taking into account all service with the Company in determining the amount of severance benefits payable. The provisions of this Section 5.8 are for the sole benefit of the parties hereto and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to or following the Effective Time, (ii) impede or limit Parent, the Company or the Surviving Corporation or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors or independent contractors of any of the Acquired Companies or, on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

(d) From the date of this Agreement to the Effective Time or the date of the termination of this Agreement, as the case may be, subject to Section 5.1, the Company shall, and shall cause each of the other Acquired Companies to, use its best efforts to (i) keep effective the employment with the Company or any of the other Acquired Companies of, and retain as employees, each of the Key Managers and Key Employees and (ii) replace any Key Manager or Key Employee whose employment with the Company or any of the other Acquired Companies has been terminated, which replacement shall not occur unless Parent has provided its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, the Company shall, as soon as reasonably practicable, notify Parent of the termination of the employment of any Key Manager or Key Employee with an Acquired Company or of any Key Manager or Key Employee otherwise ceasing to be employed by an Acquired Company (including, for the avoidance of doubt, any Excluded Departure).

Section 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of any written communication received from any Person alleging that it or any other Person is or may be required to obtain a material consent of such first-mentioned Person in connection with the Transactions or a consent from any Governmental Entity in connection with the Transactions. The delivery of any notice pursuant to this Section 5.9 shall not (a) cure any breach of, or non-compliance with, any other provision of this Agreement or (b) limit the remedies available to the party sending or receiving such notice.

Section 5.10 Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification or advancement of expenses arising from, relating to or otherwise in respect of, acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of any of the Acquired Companies as provided in their respective certificates of incorporation, bylaws or other comparable organizational documents and any indemnification or other agreements of the Acquired Companies with any of the current or former directors or officers of any of the Acquired Companies as in effect on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of each Acquired Company’s certificate of incorporation and bylaws or other comparable organizational documents in effect as of the date of this Agreement or in any indemnification agreements of the Acquired Companies with any of their respective directors, officers or employees in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of any of the Acquired Companies; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action.

(b) From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent that the Company would have been permitted under the Law of the State of Ohio, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) each current and former director or officer of any of the Acquired Companies (each such individual, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees, costs and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law, to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification for such expenses. No Indemnified Party shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action for which indemnification could be sought by an Indemnified Party hereunder unless Parent consents in writing to such settlement, compromise or consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) Parent shall, in its sole discretion, either (i) provide, or shall cause the Surviving Corporation to provide, following the Effective Time, the Company’s current directors and officers an insurance and indemnification policy or (ii) obtain, at or prior to the Effective Time so long as it does not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies that, in either case, provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (the “Continuing D&O Insurance”) that are no less favorable in the aggregate (with respect to limits and deductibles) to the Company’s existing policy or, if such insurance coverage is unavailable, the best available similar coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the Continuing D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement (the “Company’s Current Premium”). If such premiums for such insurance would at any time exceed three hundred percent (300%) of the Company’s Current Premium, then Parent shall cause to be maintained policies of such insurance which, in Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to three hundred percent (300%) of the Company’s Current Premium.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Corporation shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.10.

(e) The rights of each Indemnified Party under this Section 5.10 shall be in addition to any rights such Indemnified Party may have under the certificate of incorporation or bylaws or other comparable organizational documents of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. Except as otherwise set forth herein, these rights shall survive consummation of the Merger in accordance with their terms and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act. Parent and the Company shall provide to the other, prior to adoption, copies of the resolutions to be adopted by their respective boards of directors to implement the foregoing.

Section 5.12 Takeover Statutes. Each of the Company, Parent and Merger Sub and their respective boards of directors (or other comparable governing bodies) shall (a) grant all such approvals and take all such actions as are reasonably necessary or appropriate so that no Takeover Law is or becomes applicable to this Agreement (including the Merger and the other Transactions) and (b) if any Takeover Law is or may become applicable to this Agreement (including the Merger and the other Transactions), grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Takeover Law on such transactions.

Section 5.13 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.14 Certain Litigation. The Company shall promptly advise Parent orally and in writing of any Action commenced after the date of this Agreement against any Acquired Company or any of its directors or officers by any shareholder of the Company arising out of or relating to this Agreement or the Transactions and shall keep Parent reasonably informed regarding any such Action. The Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any such Action, shall keep Parent reasonably informed with respect to any material developments regarding the defense or settlement of any such Action and shall give due consideration to Parent’s advice with respect to such shareholder Action and shall not settle or offer to settle any such Action without the prior written consent of Parent, unless (a) such settlement is solely for monetary damages entirely paid for with proceeds of insurance (other than the deductibles under insurance policies in effect as of the date hereof) and in connection therewith the Company does not (i) disparage Parent, Merger Sub, the Company, the Surviving Corporation or any of the respective affiliates or businesses of the foregoing or the impact or effect of the Transactions or (ii) disclose competitively sensitive information of Parent, Merger Sub, the Company, the Surviving Corporation or any of the respective affiliates or businesses of the foregoing and (b) if Parent is a named party in such Action, Parent receives a full and complete release on terms no less favorable than those received by the Company.

Section 5.15 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company and thereafter Parent and the Company shall consult with each other and obtain the other’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) before issuing any press release or otherwise making any public statement (including scheduling of a press conference or conference call with investors or analysts) with respect to this Agreement or the Transactions, except (a) as may be required by applicable Law, court process or listing agreement with any national securities exchange if the party issuing such press release or other public statement has, to the extent practicable, provided the other with an opportunity to review and comment on such press release or other public statement, (b) any press release or other public statement that is consistent in all material respects with previous press releases and public statements made by a party hereto in accordance with this Agreement, in each case under this clause (b) to the extent the disclosure contained therein remains current and accurate, (c) in connection with any Company Acquisition Proposal or any Parent Acquisition Proposal made in accordance with this Agreement and (d) in connection with any Company Adverse Recommendation Change or any Parent Adverse Recommendation Change made in accordance with this Agreement.

Section 5.16 Transfer Taxes. Except as provided for in Section 2.2, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Company or the Surviving Corporation or incurred in connection with this Agreement and the Transactions shall be paid by either the Company or the Surviving Corporation. The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.17 Stock Exchange Listing. Parent shall cause the Parent Common Stock to be issued in the Merger and under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.18 FIRPTA Certificate. The Company shall, prior to the Closing Date, furnish to Parent a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(3) to the effect that the Company Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

Section 5.19 Financing.

(a) During the period beginning on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement, at Parent’s sole expense, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to provide, or cause to be provided by its and their respective personnel and Representatives, to Parent such cooperation reasonably requested by Parent in connection with the arrangement of any debt financing obtained to fund the Merger Consideration (the “Debt Financing”) or any bonds being issued in lieu of all or a portion such Debt Financing (provided that (1) such requested cooperation and information required to be provided by the Company is limited to information about the Acquired Companies and their business, operations and, in respect of the cooperation to be provided pursuant to Section 5.19(a)(vii), financial projections and prospects and (2) except as otherwise expressly set forth herein, no Acquired Company shall be required to prepare any information that requires the combination of information about the Company with any third party, including Parent). Such cooperation shall include:

(i) participating in a reasonable number of customary meetings (including customary one-on-one meetings with the parties acting as underwriters, lead arrangers, bookrunners or agents (or other similar roles) for prospective lenders and potential financing sources and each of their respective Representatives, as well as prospective lenders and potential financing sources themselves), presentations, drafting sessions, sessions with rating agencies and due diligence sessions, in each case with appropriate seniority and expertise, in each case at mutually agreeable times and dates;

(ii) assisting with the preparation of appropriate and customary materials in connection with the Debt Financing (or any bonds issued in lieu thereof) and reasonably cooperating with the marketing efforts of the Debt Financing, including furnishing Parent and its prospective lenders such pertinent and customary information reasonably necessary to obtain ratings for, syndicate or complete the underwriting or private placement of the Debt Financing (or any bonds issued in lieu thereof) as may be reasonably requested by Parent regarding the business, operations, financial projections and prospects of the Acquired Companies as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the Debt Financing (or any bonds issued in lieu thereof) (including, in each case, in respect of preparing such materials and memoranda so that they do not include material non-public information);

(iii) using reasonable best efforts to obtain consents of accountants for use of their unqualified audit reports in any materials relating to the Debt Financing or any bonds being issued in lieu of all or a portion of the Debt Financing, in each case as required in connection with the Debt Financing;

(iv) (A) to the extent timely requested by Parent, using reasonable best efforts to obtain and provide documents reasonably requested by Parent relating to the repayment of the existing indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters and notices of prepayment within the time periods required by the relevant agreements governing indebtedness, and (B) promptly and, in any event, at least three (3) Business Days prior to the Closing Date, providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or any of its Subsidiaries, in each case as reasonably requested by Parent at least ten (10) days prior to the Closing Date;

(v) providing customary authorization letters to debt financing sources authorizing the distribution of information to prospective lenders or investors (including customary Rule 10b-5 and material non-public information representations);

(vi) (A) furnishing Parent and its prospective lenders or other debt financing sources as promptly as reasonably practicable following request therefor and in no event later than (x) twenty (20) days after the end of the first three (3) fiscal quarters of any fiscal year of the Company and forty-five (45) days after the end of each fiscal year of the Company, unaudited consolidated balance sheets and income and cash flow statements (in each case without footnotes) of the Company for such fiscal quarter or fiscal year and (y) sixty (60) days after the end of each fiscal year of the Company, audited consolidated balance sheets and income and cash flow statements of the Company for such fiscal year, in each case to the extent reasonably necessary for Parent to prepare a customary pro forma financial statements (provided that, for the avoidance of doubt, except as otherwise expressly set forth herein, Parent shall be solely responsible for the preparation of any such pro forma financial statements) of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act to syndicate or complete the offering(s) of any bonds being issued in lieu of all or a portion of the Debt Financing (subject to exceptions customary for private placements pursuant to Rule 144A promulgated under the Securities Act), (B) furnishing to Parent as promptly as reasonably practicable, but in any event no later than sixty (60) days after the end of each fiscal year of the Company, the audited consolidated balance sheets and income and cash flow statements of the Company for the three (3) most recent fiscal years ended at least ninety (90) days prior to the Closing Date prepared in accordance with GAAP as required by Regulation S-X under the Securities Act, (C) furnishing to Parent as promptly as reasonably practicable, and in no event later than thirty-five (35) days after the end of each subsequent fiscal quarter of the Company ending at least thirty-five (35) days prior to the Closing Date (other than the fourth quarter), unaudited consolidated balance sheets and income and cash flow statements (in each case without footnotes) of the Company for such fiscal quarter of the Company prepared in accordance with GAAP as required by Regulation S-X under the Securities Act and (D) as otherwise reasonably necessary, cause the Company’s independent accountants (and any other accountant to the extent financial statements of the Company audited or reviewed by such accountants are or would be included in such offering memorandum) to furnish Parent with customary “comfort” (including “negative assurance” comfort) (it being understood that clauses (B) and (C) of this Section 5.19(a)(vi) shall be deemed satisfied upon the filing with the SEC of the Company’s 10-K or 10-Q, as applicable, to the extent such financial statements are contained therein) (the information, financial statements, pro forma financial statements business and other financial data and financial information referred to above shall mean the “Required Information”);

(vii) reasonably assisting Parent in the preparation of pro forma financial statements and other financial data and financial information of the Acquired Companies necessary to syndicate or complete the underwriting or private placement of any bonds being issued in lieu of all or a portion of the Debt Financing (subject to exceptions customary for private placements pursuant to Rule 144A promulgated under the Securities Act);

(viii) using reasonable best efforts to obtain from the Company’s registered public accounting firm that has audited the most recent audited financial statements (or any other audited financial statements which are required by U.S. securities Laws to be included in any offering memorandum), the auditors’ reports thereon and drafts of customary comfort letters that such independent accountants are prepared to deliver, subject to completion of its customary procedures relating thereto, upon the “pricing” and closing of any offering of bonds being issued in lieu of all or a portion of the Debt Financing, with respect to the Required Information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in AU 722;

(ix) (A) supplementing the Required Information to the extent that any such Required Information, to the knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not misleading, as soon as reasonably practicable after obtaining knowledge thereof and (B) as soon as practicable, but in any event within two (2) Business Days, furnishing written notice to Parent if the Company shall have knowledge of (1) any facts as a result of which a restatement of any financial statements for such financial statements to comply with GAAP is probable or (2) with respect to the Required Information, that (a) the Company’s auditors have withdrawn any audit opinion with respect to, or the Company has undertaken a restatement of any financial statements contained in, the Required Information or (b) Required Information constituting projections, interpretations or other forward-looking information has not been prepared in good faith based upon reasonable assumptions;

(x) reasonably assisting in the negotiation and preparation, and executing and delivering as of the Closing Date, any credit agreements, indentures, notes, purchase agreements and other definitive financing documents; provided, however, that no obligation of any Acquired Company under any such agreements shall, subject to clause (b)(ii) below, be effective until the Effective Time; and

(xi) (A) reasonably facilitating (1) the taking of all corporate, limited liability company, partnership or other similar actions by the Surviving Corporation or, if applicable, subject to Section 5.19(b)(iii), the Company, and their respective Subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing or any bonds being issued in lieu of all or a portion of the Debt Financing, and (2) the provision of guarantees and the pledging of collateral by the Surviving Corporation and its Subsidiaries, in each case to be effective at the Effective Time and (B) cooperating with Parent’s legal counsel in connection with any legal opinion that such legal counsel may be required to deliver in connection with the Debt Financing or any bonds being issued in lieu of all or a portion of the Debt Financing, including furnishing documents required to satisfy any customary negative assurance opinion.

The Company hereby authorizes and consents to the use of (A) the Required Information for purposes of the Debt Financing or any bonds issued in lieu of all or part of the Debt Financing and (B) its and the other Acquired Companies’ logos in offering materials prepared by the arrangers of the Debt Financing provided to Parent solely in connection with a description of the Company, its business and services or the Merger (including the Debt Financing); provided that Parent and its Representatives comply with all reasonable instructions of the Company with respect to such use and promptly cease any and all such use following the termination of this Agreement in the event that this Agreement is terminated in accordance with Article VII.

(b) Notwithstanding anything to the contrary set forth in Section 5.19(a): (i) nothing herein shall require the cooperation contemplated by Section 5.19(a) to the extent it would interfere unreasonably with the ongoing operations of the Company or any of its Subsidiaries; (ii) any certificate, document, instrument or agreement entered into pursuant to Section 5.19(a) shall be subject to the Closing and shall only be effective at or after Effective Time (except for (w) any customary certificate of the Chief Financial Officer (or other comparable officer) of the Company that is required to be delivered upon “pricing” of any bonds, (x) the authorization letters described above, (y) representation letters required by the Company’s auditors in connection with the delivery of “comfort” letters and (z) any consents reasonably requested by Parent in connection with the Transactions and any certificate of the Chief Financial Officer (or other comparable officer) of the Company reasonably requested by Parent’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver in advance of the Effective Time); (iii) neither the Company Board nor any board of directors (or comparable governing body) of any Subsidiary of the Company shall be required to pass resolutions or consents to approve or adopt any agreements related to the Debt Financing (or any alternative financing) that are not subject to the Closing and effective prior to the Effective Time; (iv) neither the Company nor any of its Subsidiaries shall be required to execute any agreement or certificate in connection with the Debt Financing (or any alternative financing) that is not subject to the Closing and effective prior to the Effective Time (except as contemplated by clause (ii) above); (v) no counsel for the Acquired Companies shall be obligated to deliver any opinion in connection with any financing; and (vi) subject to the provisions of Section 5.6, nothing shall obligate the Acquired Companies to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would result in a violation of applicable Law or the loss of any attorney-client privilege, work product doctrine or other legal privilege. Neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or, subject to Section 5.19(c), incur any other monetary liability or commitment in connection with the Debt Financing (or any bonds issued in lieu thereof) prior to the Effective Time.

(c) Parent shall, within ten (10) Business Days following request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with such cooperation pursuant to this Section 5.19. Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective Affiliates and each of their respective directors, officers, employees and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the actions taken in accordance with this Section 5.19 and any information utilized in connection therewith, except to the extent that any of the foregoing arise from (A) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or its Subsidiaries or their respective Affiliates, directors, officers, employees or other Representatives, as applicable, (B) historical information provided by the Company or the other Acquired Companies for use in connection with the Debt Financing (or any bonds issued in lieu thereof) or (C) information provided by the Company or its Subsidiaries or their respective Affiliates, directors, officers, employees or other Representatives containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.20 R&W Policy. On or prior to the Closing Date, if Parent elects, Parent may, at the sole cost and expense of Parent, obtain a representations and warranties insurance policy (the “R&W Insurance Policy”) insuring Parent and the other Persons named therein for losses due to breaches of the representations and warranties of the Company under Article III. In such event, the Company shall, and shall cause the other Acquired Companies to, subject to Section 5.6, cooperate with and provide reasonable assistance to Parent in connection with Parent’s option to obtain the R&W Insurance Policy under this Section 5.20, including by providing the relevant insurers and brokers with such information as may be reasonably requested by it in connection with the underwriting of the R&W Insurance Policy; provided that such requested cooperation does not unreasonably disrupt the ordinary course operations of the Acquired Companies. Parent shall, promptly upon request of the Company, reimburse the Company and the other Acquired Companies for all reasonable and documented out-of-pocket costs that have been actually incurred and paid by the Company and the other Acquired Companies in connection with the performance of their obligations under the immediately foregoing sentence.

Section 5.21 Company Debt.

(a) At Parent’s sole expense and subject to Parent’s reasonable cooperation therewith, the Company shall deliver all notices and take all other reasonable and customary actions necessary, in each case in form and substance reasonably acceptable to Parent, to effect at the Effective Time the payoff of any amounts then outstanding, and termination of all outstanding obligations and commitments and release of Liens, under the Second Amended and Restated Credit Agreement, dated as of August 31, 2008 and as amended from time to time (the “Company Credit Agreement”), by and among the Company, Infinity Insurance Company and Regions Bank.

(b) At Parent’s sole expense and subject to Parent’s reasonable cooperation therewith, the Company shall, and shall cause the other Acquired Companies to, as reasonably requested by Parent, (i) deliver any notices or announcements, (ii) provide reasonable cooperation to Parent, Merger Sub or the Surviving Corporation to cause the preparation and delivery of any certificates, legal opinions or other documents and (iii) provide any cooperation reasonably requested by Parent, in each case, in connection with obtaining any required consent to the Transactions of the applicable trustee(s) under each indenture (collectively, the “Company Indentures”) with respect to any or all series of the notes of the Company set forth in Section 5.21 of the Company Disclosure Schedule (collectively, the “Company Notes”) and otherwise permit the Transactions such that the consummation of the Transactions does not result in a breach, default or event of default (with or without notice or lapse of time or both) under or with respect to the Company Notes or the Company Indentures. Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice, announcement, supplemental indenture, certificate, legal opinion or other document, in each case before provided to such trustee(s), and the Company shall give reasonable and good faith consideration to any comments thereon made by Parent and its counsel. Notwithstanding the foregoing, nothing in this Agreement shall require any Parent Company to, and no Acquired Company shall, without the prior written consent of Parent (which consent shall be in the sole discretion of Parent), agree to any modification to or accommodation under any Company Note or Company Indenture or other Contract with respect thereto or pay any fee, penalty or other consideration to any third party for or relating to any consent or approval required for the consummation of the Transactions.

(c) Notwithstanding anything in this Section 5.21 to the contrary, in no event shall any Acquired Company be required in connection with its obligations under this Section 5.21 to (i) incur or agree to incur any out-of-pocket expenses unless they are promptly reimbursed by Parent, (ii) incur or agree to incur any consent, amendment or similar fee unless Parent provides the funding to the Company therefor, (iii) incur any liability in connection therewith prior to the Closing Date unless contingent upon the occurrence of the Closing, (iv) take any actions that would unreasonably interfere with the ordinary course operations of the Acquired Companies, (v) take any actions that would (A) violate its certificate of incorporation or bylaws (or comparable organizational documents) or (B) violate any applicable Law or (vi) waive or amend any terms of this Agreement. Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the actions taken in accordance with this Section 5.21, except to the extent that any of the foregoing arise from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, the Company or its Subsidiaries or their respective Representatives, as applicable.

Section 5.22 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses; provided, however, that all HSR Act filing fees shall be paid by Parent and all costs and expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement and the Form S-4 (including the applicable SEC filing fees) shall be divided and paid equally between Parent and the Company. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

Section 5.23 Parent Board. Parent shall take all actions necessary to cause, as of the Effective Time, the election as a member of the Parent Board of one (1) individual who is serving as a director of the Company as of the date hereof or immediately prior to the Effective Time; provided that the decision as to which individual shall be so elected shall be in the sole discretion of Parent and shall comply with the policies of the Parent Board’s Nominating and Corporate Governance Committee, Parent’s corporate governance guidelines, applicable Laws and the NYSE’s rules and regulations.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder and Stockholder Approval. The Company shall have obtained the Company Shareholder Approval and Parent shall have obtained the Parent Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been earlier terminated; (ii) all authorizations, consents, orders, declarations or approvals of, notifications to or filings or registrations with, or terminations or expirations of waiting periods imposed by, the Insurance Regulators and other Governmental Entities set forth on Section 6.1(c) of the Company Disclosure Letter in connection with the Merger and those others the failure of which to be obtained or made or occur would reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect after giving effect to the Merger (collectively, the “Requisite Regulatory Approvals”) shall have been obtained, shall have been made or shall have occurred, as the case may be.

(d) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective under the Securities Act by the SEC and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of the Company of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c) and Section 3.2(d) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representation and warranty of the Company in Section 3.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of the Company set forth in Section 3.1 (Organization, Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.24 (Brokers), Section 3.25 (Takeover Statutes) and Section 3.26 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein) and (iv) the other representations and warranties of the Company set forth in Article III (other than those described in clauses (i), (ii) and (iii) above) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties described in this clause (iv) to be so true and correct (without giving effect to any qualification as to materiality, Company Material Adverse Effect or similar qualification set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Certain Key Employees. (i) The number of Key Managers who shall have ceased to be employed by an Acquired Company, whether voluntarily or involuntarily (excluding any Excluded Departures of Key Managers), shall not exceed the Key Manager Permitted Departure Number and (ii) the number of Key Employees in any Designated Functional Group who shall have ceased to be employed by an Acquired Company, whether voluntarily or involuntarily (excluding any Excluded Departures of Key Employees), shall not exceed the Permitted Departure Number with respect to such Designated Functional Group.

(e) Appraisal Rights. No more than ten percent (10%) of the outstanding Company Shares as of the Closing shall be Appraisal Shares.

(f) No Pending Action. No Action shall have been commenced by any Governmental Entity and be pending wherein a judgment, individually or in the aggregate with other such judgments, would have or would reasonably be expected to have any of the effects referred to in Section 6.1(d) or Section 6.2(g) (in each case, if with respect to any Regulatory Laws or Insurance Laws, solely as commenced by Governmental Entities required to provide the requisite approvals, authorizations or clearances for the Transactions under the HSR Act or the Requisite Regulatory Approvals).

(g) No Materially Burdensome Condition. None of the Requisite Regulatory Approvals shall impose or require a Materially Burdensome Condition.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.2(a), Section 4.2(b) and Section 4.2(c) (Capital Stock) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for de minimis inaccuracies, (ii) the representation and warranty of Parent and Merger Sub in Section 4.8(b) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time, (iii) the representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) (Organization, Standing and Power; Subsidiaries), Section 4.3 (Authority), Section 4.13 (Ownership of Company Shares), Section 4.14 (Ownership and Operations of Merger Sub), Section 4.16 (Brokers) and Section 4.17 (Fairness Opinion) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein) and (iv) the other representations and warranties of Parent and Merger Sub set forth in Article IV (other than those described in clauses (i), (ii) and (iii) above) shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties described in this clause (iv) to be so true and correct (without giving effect to any qualification as to materiality, Parent Material Adverse Effect or similar qualification set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval or the Parent Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger or any of the other Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party that has failed to (A) use its reasonable best efforts to contest, resolve or lift, as applicable, such judgment, order, injunction, rule, decree or other action and (B) comply with its obligations under Section 5.7 in all material respects as its relates to such Governmental Entity;

(ii) if, upon a vote taken at any duly held Company Shareholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if the Company has not complied with its obligations under Section 5.3 and Section 5.5 in all material respects;

(iii) if, upon a vote taken at any duly held Parent Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(b)(iii) if Parent has not complied with its obligations under Section 5.4 and Section 5.5 in all material respects; or

(iv) if the Effective Time shall not have occurred on or before November 13, 2018 (as such date may be extended pursuant to the first proviso of this Section 7.1(b)(iv), the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI other than the condition set forth in Section 6.1(c) or Section 6.2(g) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date that is no later than February 13, 2019, the latest of any of which dates shall thereafter be deemed to be the Outside Date; provided, further, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iv) if the failure to consummate the Merger by such date results from the material breach or failure to perform by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement (including Section 5.7).

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) is not capable of being cured or has not been cured within the lesser of (1) thirty (30) days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of days remaining until the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, obligations or agreements hereunder;

(ii) if, after the date hereof and prior to obtaining the Company Shareholder Approval, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to the Company’s shareholders a Company Acquisition

Proposal other than the Merger, (C) failed to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Company Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Company Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Company Acquisition Proposal other than the Merger or (E) failed to recommend against a competing tender offer or exchange offer for fifteen percent (15%) or more of the outstanding capital stock of the Company within ten (10) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders); or

(iii) if the Company breaches Section 5.3 in any material respect; or

(iv) prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement to effect a Parent Superior Proposal, if Parent has complied with Section 5.4 (including Section 5.4(f)) in all material respects and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b);

(d) by the Company:

(i) if Parent or Merger Sub breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) is not capable of being cured or has not been cured within the lesser of (1) thirty (30) days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of days remaining until the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if the Company is then in material breach of any of its representations, warranties, obligations or agreements hereunder;

(ii) if, after the date hereof and prior to obtaining the Parent Stockholder Approval, the Parent Board or any committee thereof shall have (A) effected or permitted a Parent Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (B) adopted, approved, endorsed, declared advisable or recommended to Parent’s stockholders a Parent Acquisition Proposal, (C) failed to publicly reaffirm its recommendation of this Agreement within five (5) Business Days following receipt of a written request by Parent to provide such reaffirmation after a Parent Acquisition Proposal shall have been publicly disclosed or shall have become publicly known, (D) failed to include in the Joint Proxy Statement the Parent Recommendation or included in the Joint Proxy Statement any proposal to vote upon or consider any Parent Acquisition Proposal or (E) failed to recommend against a competing tender offer or exchange offer for fifteen percent (15%) or more of the outstanding capital stock of Parent within five (5) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

(iii) if Parent breaches Section 5.4 in any material respect; or

(iv) prior to obtaining the Company Shareholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, if the Company has complied with Section 5.3 (including Section 5.3(f)) in all material respects and enters into such definitive agreement concurrently with such termination and pays the Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(b).

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provision(s) of this Section 7.1 being relied on to terminate this Agreement to the other parties hereto.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the provisions of the last sentence of Section 5.6 (Access to Information; Confidentiality), Section 5.15 (Public Announcements), Section 5.22 (Expenses), this Section 7.2, Section 7.3 (Fees and Expenses), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing contained herein shall relieve any party hereto of liability for (a) the willful and material breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination or (b) actual fraud (which shall not include constructive fraud or similar claims). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be borne and timely paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) (A) prior to the receipt of the Company Shareholder Approval, a Company Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by Parent pursuant to Section 7.1(c)(i), then (1) the Company shall pay to Parent by wire transfer of immediately available funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses and (2) if, concurrently with or within twelve (12) months after the date of any such termination, (x) any of the Acquired

Companies enters into a definitive agreement with respect to any Company Competing Proposal or (y) any Company Competing Proposal is ultimately consummated (which Company Competing Proposal may be the same as or different from the Company Competing Proposal referred to in the immediately preceding clause (A)), the Company shall pay to Parent or its designee by wire transfer of immediately available funds to the account or accounts designated by Parent or such designee the Termination Fee concurrently with the consummation of such Company Competing Proposal;

(ii) (A) prior to the receipt of the Parent Stockholder Approval, a Parent Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn and (B) this Agreement is thereafter terminated by Parent or the Company pursuant to Section 7.1(b)(ii), Section 7.1(b)(iii) or Section 7.1(b)(iv), or by the Company pursuant to Section 7.1(d)(i), then (1) Parent shall pay to the Company by wire transfer of immediately available funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses and (2) if, concurrently with or within twelve (12) months after the date of any such termination, (x) any of the Parent Companies enters into a definitive agreement with respect to any Parent Competing Proposal or (y) any Parent Competing Proposal is ultimately consummated (which Parent Competing Proposal may be the same as or different from the Parent Competing Proposal referred to in the immediately preceding clause (A)), Parent shall pay to the Company or its designee by wire transfer of immediately available funds to the account or accounts designated by the Company or such designee the Termination Fee concurrently with the consummation of such Parent Competing Proposal;

(iii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii), the Company shall pay to Parent or its designee by wire transfer of immediately available funds to the account or accounts designated by Parent or such designee the Termination Fee within two (2) Business Days after such termination;

(iv) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii), Parent shall pay to the Company or its designee by wire transfer of immediately available funds to the account or accounts designated by the Company or such designee the Termination Fee within two (2) Business Days after such termination;

(v) this Agreement is terminated by Parent pursuant to Section 7.1(c)(iv), Parent shall pay to the Company or its designee by wire transfer of immediately available funds to the account or accounts designated by the Company or such designee the Termination Fee prior to, and as a condition to, such termination;

(vi) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iv), the Company shall pay to Parent or its designee by wire transfer of immediately available funds to the account or accounts designated by Parent or such designee the Termination Fee prior to, and as a condition to, such termination; and

(vii) unless the Company is required to pay the Parent Expenses under Section 7.3(b)(i), if this Agreement is terminated pursuant to Section 7.1(b)(ii), then the Company shall pay to Parent by wire transfer of immediately available funds to the account or accounts designated by Parent or its designee the Parent Expenses within two (2) Business Days after receipt from Parent of documentation supporting such Parent Expenses; and

(viii) unless Parent is required to pay the Company Expenses under Section 7.3(b)(ii), if this Agreement is terminated pursuant to Section 7.1(b)(iii), then Parent shall pay to the Company by wire transfer of immediately available funds to the account or accounts designated by the Company or its designee the Company Expenses within two (2) Business Days after receipt from the Company of documentation supporting such Company Expenses;

it being understood that in no event shall the Company or Parent be required to pay the Termination Fee on more than one occasion.

(c) For purposes of this Section 7.3, the following terms shall have the respective meanings assigned below:

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “forty-five percent (45%)” and all references to “eighty-five percent (85%)” therein shall be changed to “fifty-five percent (55%);”

(ii) “Company Expenses” means documented fees and expenses (not to exceed $14,171,089) incurred or paid by or on behalf of the Company and its Affiliates in connection with the Transactions or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants to the Company and its Affiliates;

(iii) “Parent Competing Proposal” shall have the same meaning as Parent Acquisition Proposal except that all references to “fifteen percent (15%)” therein shall be changed to “forty-five percent (45%)” and all references to “eighty-five percent (85%)” therein shall be changed to “fifty-five percent (55%);”

(iv) “Parent Expenses” means documented fees and expenses (not to exceed $14,171,089) incurred or paid by or on behalf of Parent, Merger Sub and their respective Affiliates in connection with the Transactions or related to the evaluation, authorization, preparation, negotiation, execution or performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to Parent, Merger Sub and their respective Affiliates; and

(v) “Termination Fee” means an amount in cash equal to $49,598,810.

(d) In the event that a party or its designees receive full payment of the Termination Fee under the circumstances where a Termination Fee was payable, the receipt of the Termination Fee shall be the sole and exclusive remedy for any and all losses or damages suffered or incurred by the party to which such Termination Fee was payable hereunder and any of its Affiliates or any other Person in connection with this Agreement, the termination of this Agreement, the termination or abandonment of any the Transactions or any matter forming the basis for such termination.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Termination Fee or the Parent Expenses, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee or Parent Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to five percent (5%) per annum. In addition, if Parent fails promptly to pay the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, the Company or its designee commences a suit that results in a Judgment against Parent for all or a portion of the Termination Fee or the Company Expenses, Parent shall pay to the Company or its designees interest on the amount of the Termination Fee or the Company Expenses, as the case may be, from the date such payment was required to be made until the date of payment at a rate equal to five percent (5%) per annum.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that, after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) upon written confirmation of receipt by reply email from the recipient (not including any automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:

Kemper Corporation

One East Wacker Drive

Chicago, Illinois 60601

Attention: James J. McKinney, Chief Financial Officer

(jmckinney@kemper.com)

C. Thomas Evans, Jr., General Counsel

(tevans@kemper.com)

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Attention: Michael P. Goldman

(mgoldman@sidley.com)

Brian J. Fahrney

(bfahrney@sidley.com)

(ii)	if to the Company, to:

Infinity Property and Casualty Corporation

2201 4th Avenue North

Birmingham, Alabama 35203

Attention: General Counsel

(sam.simon@ipacc.com)

with a copy (which shall not constitute notice) to:

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

Attention: F. Mark Reuter

(mreuter@kmklaw.com)

Nicholas L. Simon

(nsimon@kmklaw.com)

Section 8.3 Certain Defined Terms. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“Company Insurance Subsidiaries” means the Acquired Companies set forth on Section 8.3(i) of the Company Disclosure Letter;

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole; provided, however, that in no event shall any of the following events, changes, effects, developments, states of facts, conditions, circumstances or occurrences be deemed to constitute, nor be taken into account in determining whether there has been or may be, a Company Material Adverse Effect: (a) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit, or securities markets in the United States or elsewhere in the world; (b) changes in or conditions generally affecting the industries in which the Acquired Companies operate (but, for the avoidance of doubt and without limiting clause (a), not including any different industries in which any of the Acquired Companies’ policyholders operate); or (c) resulting from or arising out of (i) the announcement or the existence of, or compliance with, or taking any action required by this Agreement or the Transactions and the impact of any of the foregoing on any relationships with policyholders, Company Agents, suppliers, vendors, business partners, employees or regulators, (ii) any taking of any action at the written request of Parent or Merger Sub, (iii) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, (iv) any changes in GAAP or SAP or accounting standards or interpretations thereof, (v) any outbreak or escalation of hostilities or acts of war or terrorism, (vi) any natural disasters, (vii) any Action initiated or threatened on or after the date hereof by any shareholders of the Company against the Company, any of its Affiliates or any of their respective directors or officers arising out of this Agreement or the Transactions or (viii) any change in the share price or trading volume of the Company Shares, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in the case of this clause (viii), without limiting clauses (a), (b) and (c) above, that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect); provided, further, that any event, change, effect, development, state of facts, condition, circumstance or occurrence referred to in clauses (a), (b) or (c)(iii), (iv), (v) or (vi) shall not be excluded, and may be taken into account, in determining whether there has been or may be a Company Material Adverse Effect to the extent the Acquired Companies are adversely affected thereby in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate;

“Company Stock Plans” means the Company’s Third Amended and Restated 2013 Stock Incentive Plan, Restricted Stock Plan, Directors’ Plan, Performance Share Plan, Stock Option Plan, Deferred Compensation Plan, Supplemental Retirement Plan and Amended and Restated Employee Stock Purchase Plan;

“Company Stock Purchase Plan” means the Company’s Amended and Restated Employee Stock Purchase Plan;

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments, supplements and modifications thereto;

“ERISA Affiliate” means any trade or business that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Excluded Departure” means any bona fide (a) involuntary termination of the employment with an Acquired Company of a Key Manager or a Key Employee, as the case may be, for cause or performance reasons, (b) termination of employment with an Acquired Company by a Key Manager or a Key Employee, as the case may be, due to (i) death, (ii) Disability (as defined in the Company’s long-term disability insurance plan in effect as of the date hereof) or (iii) retirement at or after age sixty-two (62) or (c) voluntary or involuntary termination of employment with an Acquired Company by a Key Manager or a Key Employee, as the case may be, for any reason, if such Key Manager or Key Employee, as the case may be, is replaced in accordance and compliance with Section 5.8(d)(ii);

“Fixed Volume-Weighted Average Price” means $64.40;

“Insurance Laws” means the Laws applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable orders and directives of Governmental Entities and market conduct recommendations resulting from market conduct examinations of Insurance Regulators;

“Insurance Regulators” means all Governmental Entities regulating the business of insurance under the Insurance Laws;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“Key Employee Designated Functional Group” means each category of Key Employees set forth under the header “Functional Groups” on Section 6.2(d)(ii) of the Company Disclosure Letter;

“Key Employee Permitted Departure Number” means the number set forth under the header “Permitted Departures” on Section 6.2(d)(ii) of the Company Disclosure Letter;

“Key Employees” means, collectively, the employees of the Acquired Companies set forth under the header “Key Employees” on Section 6.2(d)(ii) of the Company Disclosure Letter;

“Key Manager Permitted Departure Number” means the number set forth under the header “Permitted Departures” on Section 6.2(d)(i) of the Company Disclosure Letter;

“Key Managers” means, collectively, the employees of the Acquired Companies set forth under the header “Key Managers” on Section 6.2(d)(i) of the Company Disclosure Letter;

“knowledge” when used with respect to (a) the Company, means the actual knowledge of any fact, circumstance or condition of those officers of the Company set forth on Section 8.3(ii) of the Company Disclosure Letter and (b) Parent, means the actual knowledge of any fact, circumstance or condition of those officers of Parent set forth on Section 8.3(ii) of the Parent Disclosure Letter;

“Parent Companies” means Parent and its Subsidiaries;

“Parent Insurance Subsidiaries” means the Parent Companies set forth on Section 8.3(iii) of the Parent Disclosure Letter;

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole; provided, however, that in no event shall any of the following events, changes, effects, developments, states of facts, conditions, circumstances or occurrences be deemed to constitute, nor be taken into account in determining whether there has been or may be, a Parent Material Adverse Effect: (a) changes in or affecting general political or economic conditions (including changes in interest rates) or the financial, credit, or securities markets in the United States or elsewhere in the world; (b) changes in or conditions generally affecting the industries in which the Parent Companies operate (but, for the avoidance of doubt and without limiting clause (a), not including any different industries in which any of the Parent Companies’ policyholders operate); or (c) resulting from or arising out of (i) the announcement or the existence of, or compliance with, or taking any action required by this Agreement or the Transactions and the impact of any of the foregoing on any relationships with policyholders, Parent Agents, suppliers, vendors, business partners, employees or regulators, (ii) any taking of any action at the written request of the Company, (iii) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, (iv) any changes in GAAP or SAP or accounting standards or interpretations thereof, (v) any outbreak or escalation of hostilities or acts of war or terrorism, (vi) any natural disasters, (vii) any Action initiated or threatened on or after the date hereof by any stockholders of Parent against Parent, any of its Affiliates or any of their respective directors or officers arising out of this Agreement or the Transactions or (viii) any change in the share price or trading volume of shares of Parent Common Stock, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in the case of this clause (viii), without limiting clauses (a), (b) and (c) above, that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect); provided, further, that any event, change, effect, development, state of facts, condition, circumstance or occurrence referred to in clauses (a), (b) or (c)(iii), (iv), (v) or (vi) shall not be excluded, and may be taken into account, in determining whether there has been or may be a Parent Material Adverse Effect to the extent the Parent Companies are adversely affected thereby in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate;

“Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, disability, health or medical, life insurance, material fringe benefit, flexible spending account, employment or other compensation, incentive or employee benefit plan, agreement, program, payroll practice, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise) under which any current or former employee, director or independent contractor of any of the Parent Companies has any present or future right to benefits or any of the Parent Companies has had or has any current or future potential liability (including contingent liability) to or on behalf of any current or former employee, officer, director or independent contractor of the Parent Companies (including an obligation to make contributions);

“Parent Stock Plans” means the Parent 2011 Omnibus Equity Plan and Parent’s 2002 Stock Option Plan, 1995 Non-Employee Director Stock Option Plan and Non-Qualified Deferred Compensation Plan;

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith or for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes and zoning regulations, (e) Liens that affect the underlying fee interest of any property leased under a Company Real Property Lease and (f) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted;

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in the Merger as contemplated by this Agreement;

“Specified Insurance Regulators” means the Insurance Regulators of any State in which any Company Insurance Subsidiary is deemed commercially domiciled under applicable Law and the other Insurance Regulators of the jurisdictions set forth on Section 8.3(iv) of the Company Disclosure Letter; and

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other comparable governing body are owned, directly or indirectly, by such first-mentioned Person; provided that, solely with respect to the Company, the term “Subsidiary” shall additionally include Infinity County Mutual Insurance Company.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Annex or Exhibit, such reference shall be to a Section of or to Annex or Exhibit to this Agreement, respectively, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company since January 1, 2015; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions or (c) has been publicly filed by Parent with the SEC, or incorporated by reference into any public filing with the SEC made by Parent. The defined terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and promulgation of rules and regulations thereunder and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Voting Agreements, the Parent Voting Agreements, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that, until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for (a) the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of the holders of Company Shares, Company Performance Share Awards and Company Restricted Shares immediately prior to the Effective Time) and (b) Section 5.10 (which shall be for the benefit of the Indemnified Parties and their heirs).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction. Notwithstanding the foregoing, (a) the matters contained in Article I and Article II, including the matters relating to the filing of the Certificate of Merger and the effects of the Merger, shall be governed by the OGCL and (b) all matters relating to the fiduciary duties of the Company Board shall be governed by the internal Laws of the State of Ohio, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction.

Section 8.8 Jurisdiction; Enforcement. Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent and Merger Sub hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Remedies. Subject to Section 7.3(d), the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to Section 7.3(d), each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereto hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 8.14 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

Section 8.15 Disclosure Letters. The Company Disclosure Letter and the Parent Disclosure Letter are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company, Parent or Merger Sub, except and to the extent expressly provided in this Agreement. The fact that any item of information is disclosed in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Inclusion of any item in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission that such item is material or that such item is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable. Descriptive headings in the Company Disclosure Letter and the Parent Disclosure Letter are inserted for reference purposes and for convenience of the reader only and shall not affect the interpretation thereof or of this Agreement. Nothing contained in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission of liability or responsibility in connection with any pending, threatened or future matter or proceeding.

* * * * *

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KEMPER CORPORATION

By:	/s/ Joseph P. Lacher, Jr.
Name: Joseph P. Lacher, Jr.
Title: President and Chief Executive Officer

VULCAN SUB, INC.

By:	/s/ Joseph P. Lacher, Jr.
Name: Joseph P. Lacher, Jr.
Title: President

INFINITY PROPERTY AND CASUALTY CORPORATION

By:	/s/ Glen N. Godwin
Name: Glen N. Godwin
Title: Chief Executive Officer

[Merger Agreement]

ANNEX I

DEFINED TERM INDEX

ACA	3.11(b)(v)
Acquired Company	3.1(a)
Action	3.9(a)
Affiliate	8.3
Agreement	Preamble
Appraisal Shares	2.1(d)
Available Cash Election Amount	2.1(c)(i)(B)
Business Day	8.3
Cash Election	2.1(c)(i)(B)
Cash Election Amount	2.1(c)(i)(B)
Cash Electing Company Share	2.1(c)(i)(B)
Cash Fraction	2.1(c)(i)(B)
Certificate	2.1(c)(i)
Certificate of Merger	1.3
Clean Team Addendum	5.7(b)
Closing	1.2
Closing Date	1.2
Code	2.2(j)
Company	Preamble
Company Acceptable Confidentiality
Agreement	5.3(k)(i)
Company Acquisition Proposal	5.3(k)(ii)
Company Adverse Recommendation
Change	5.3(d)
Company Actuarial Analyses	3.19(d)
Company Agent	3.19(h)
Company Board	2.4(c)
Company Book-Entry Shares	2.1(c)(i)
Company Charter	3.1(b)
Company Common Stock	Recitals
Company Competing Proposal	7.3(c)(i)
Company Credit Agreement	5.21(a)
Company Data	3.18(n)(i)
Company Disclosure Letter	Article III
Company Domain Names	3.18(n)(ii)
Company Expenses	7.3(c)(ii)
Company Indentures	5.21(b)
Company Insurance Subsidiaries	8.3
Company Intellectual Property	3.18(n)(iii)
Company Intellectual Property
Agreements	3.18(c)
Company Intervening Event	5.3(k)(iii)
Company Intervening Event Notice
Period	5.3(g)

Company Investment Guidelines	3.19(e)
Company IT Systems	3.18(n)(iv)
Company Material Adverse Effect	8.3
Company Notes	5.21(b)
Company Owned Intellectual Property	3.18(n)(v)
Company Performance Share Awards	2.4(a)
Company Plan	3.11(a)
Company Preferred Stock	3.2(a)
Company Privacy Policy	3.18(n)(vi)
Company Real Property	3.17(a)
Company Real Property Leases	3.15(a)(xvi)
Company Recommendation	5.5(b)
Company Regulations	3.1(b)
Company Reinsurance Agreements	3.15(a)(vi)
Company Restricted Shares	2.4(a)
Company SEC Documents	3.5(a)
Company Share	Recitals
Company Shareholder Approval	3.3(a)
Company Shareholder Meeting	5.5(b)
Company Software	3.18(n)(vii)
Company Statutory Financial Statements	3.5(c)
Company Stock Awards and Rights	2.4(c)
Company Stock Equivalents	3.2(c)
Company Stock Plans	8.3
Company Stock Purchase Plan	8.3
Company Superior Proposal	5.3(k)(iv)
Company Superior Proposal Notice
Period	5.3(f)
Company User Data	3.18(n)(viii)
Company Voting Agreements	Recitals
Company Voting Debt	3.2(c)
Company’s Current Premium	5.10(c)
Confidentiality Agreement	5.6
Continuing D&O Insurance	5.10(c)
Continuing Employees	5.8(a)
Contract	8.3
Copyrights	3.18(n)(ix)
D&O Insurance	3.16(b)
Debt Financing	5.19(a)
Director Restricted Shares	2.4(a)
Domain Names	3.18(n)(x)
DOJ	5.7(b)
Effective Time	1.3
Election Deadline	2.3(c)
Enforceability Limitations	3.3(a)

I-1

Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
ERISA	3.11(a)
ERISA Affiliate	8.3
Exchange Act	3.4(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(c)(i)(C)
Excluded Departure	8.3
Final Payment Period	2.4(b)
Fixed Volume-Weighted Average Price	8.3
Form S-4	2.3(b)
Form of Election	2.3(b)
Fraud and Bribery Laws	3.10(b)
FTC	5.7(b)
GAAP	3.5(b)
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indemnified Party	5.10(b)
Insurance Laws	8.3
Insurance Regulator	8.3
Intellectual Property	3.18(n)(xi)
IRS	3.11(a)
Investment Assets	3.19(e)
Joint Proxy Statement	2.3(b)
Judgment	8.3
Key Employee Designated Functional Group	8.3
Key Employee Permitted Departure Number	8.3
Key Employees	8.3
Key Manager Permitted Departure Number	8.3
Key Managers	8.3
knowledge	8.3
Know-How	3.18(n)(xii)
Law	3.4(a)
Liens	3.1(c)
Material Company Contract	3.15(a)
Material Company Subsidiary	3.1(b)
Material Parent Subsidiary	4.1(b)
Materially Burdensome Condition	5.7(d)
Materials of Environmental Concern	3.13(b)(iii)
Merger	Recitals
Merger Consideration	2.1(c)(iii)
Merger Sub	Preamble
Mixed Consideration	2.1(c)(i)(A)
Mixed Consideration Electing Share	2.1(c)(i)(A)
Mixed Election	2.1(c)(i)(A)
Mixed Election Stock Exchange Ratio	2.1(c)(i)(A)
NASDAQ	3.2(b)
Non-Electing Company Share	2.3(b)

Notice of Company Intervening Event	5.3(g)
Notice of Company Superior Proposal	5.3(f)
Notice of Parent Intervening Event	5.4(g)
Notice of Parent Superior Proposal	5.4(f)
NYSE	3.4(b)
OGCL	Recitals
Open Source Code	3.18(n)(xiii)
Outside Date	7.1(b)(iv)
Owned Company Real Property	3.17(a)
Parent	Preamble
Parent Acceptable Confidentiality
Agreement	5.4(k)(i)
Parent Acquisition Proposal	5.4(k)(ii)
Parent Actuarial Analyses	4.11(d)
Parent Adverse Recommendation Change	5.4(d)
Parent Agent	4.11(i)
Parent Board	4.3(b)
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	2.1(b)
Parent Companies	8.3
Parent Competing Proposal	7.3(c)(iii)
Parent Disclosure Letter	Article IV
Parent DSUs	4.2(b)
Parent Employee Plan	5.8(a)
Parent Expenses	7.3(c)(iv)
Parent Insurance Subsidiaries	8.3
Parent Intervening Event	5.4(k)(iii)
Parent Intervening Event Notice Period	5.4(g)
Parent Investment Guidelines	4.11(e)
Parent Material Adverse Effect	8.3
Parent Options	4.2(b)
Parent Plan	8.3
Parent Preferred Stock	4.2(a)
Parent PSUs	4.2(b)
Parent Recommendation	5.5(c)
Parent RSUs	4.2(b)
Parent SEC Documents	4.5(a)
Parent Statutory Financial Statements	4.11(i)
Parent Stock Award	4.2(b)
Parent Stock Equivalents	4.2(c)
Parent Stock Plans	8.3
Parent Stockholder Approval	4.3(a)
Parent Stockholder Meeting	5.5(c)
Parent Superior Proposal	5.4(k)(iv)
Parent Superior Proposal Notice
Period	5.4(f)
Parent Voting Agreements	Recitals
Parent Voting Debt	4.2(c)

I-2

Patents	3.18(n)(xiv)
Per Share Cash Amount	2.1(c)(i)(A)
Per Share Cash Election Consideration	2.1(c)(i)(B)
Permits	3.10(d)
Permitted IP Encumbrance	3.18(n)(xv)
Permitted Liens	8.3
Person	8.3
Personal Data	3.18(n)(xvi)
Privacy Requirements	3.18(n)(xvii)
Protected Health Information	3.18(n)(xviii)
Regulatory Laws	8.3
Representatives	8.3
Required Information	5.19(a)(vi)
Requisite Regulatory Approvals	6.1(c)
Rollover RSUs	2.4(a)
R&W Insurance Policy	5.20
SAP	3.5(c)
SEC	Article III
Securities Act	3.4(b)
Share Issuance	8.3
Software	3.18(n)(xix)
SOX	3.5(a)
Specified Insurance Regulators	8.3
Specified Time	3.2(a)
Stock Electing Company Share	2.1(c)(i)(C)
Stock Election	2.1(c)(i)(C)
Subsidiary	8.3
Surviving Corporation	1.1(a)
Takeover Laws	3.25
Target Share Amount	2.4(a)
Tax	3.14(o)(ii)
Tax Returns	3.14(o)(ii)
Termination Fee	7.3(c)(v)
Trademarks	3.18(n)(xx)
Transactions	1.2
WARN	3.12(a)

I-3